Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-152394,

333-152394-01 through 333-152394-08

and 333-152394-10 through 333-152394-12

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 21, 2010)

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

$400,000,000 8.5% Senior Fixed Rate Notes due April 1, 2015

$400,000,000 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015

$300,000,000 9.75% Senior Subordinated Notes due April 1, 2017

Attached hereto and incorporated by reference herein is our Annual Report for the year ended December 31, 2009 on Form 10-K/A, filed with the Securities and Exchange Commission on February 25, 2011. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated April 21, 2010, with respect to the 8.5% Senior Fixed Rate Notes due April 1, 2015, 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015 and 9.75% Senior Subordinated Notes due April 1, 2017, including any amendments or supplements thereto.

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 10 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any of the proceeds of such sales.

GOLDMAN, SACHS & CO.

February 25, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K/A

(Amendment No. 1)

☒	ANNUAL REPORT ON FORM 10-K PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009.

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission File Number 333-147828

Hawker Beechcraft Acquisition Company, LLC

Hawker Beechcraft Notes Company

(Exact Name of Registrant as Specified in its Charter)

Delaware	71-1018770 20-8650498
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

10511 East Central, Wichita, Kansas 67206

(Address of Principal Executive Offices) (Zip Code)

(316) 676-7111

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. No  ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes  ☐    No  ☒

No membership interests in Hawker Beechcraft Acquisition Company, LLC and no common shares of Hawker Beechcraft Notes Company are held by non-affiliates.

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A (“Amendment No. 1”) amends the Annual Report on Form 10-K of Hawker Beechcraft Acquisition Company, LLC (the “Company”) for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission (“SEC”) on February 25, 2010 (the “Original Form 10-K”). This Amendment No. 1 is being filed for the purpose of responding to comments received from the staff of the SEC. In particular, this Amendment No. 1 adds the signed Report of Independent Accountants from the Company’s accounting firm, PricewaterhouseCoopers LLC., for the predecessor period of January 1, 2007 through March 25, 2007 to Item 8 – Financial Statements and Supplementary Data, which was inadvertently omitted from the Original Form 10-K.

Except as described above, this Amendment No. 1 does not amend any other information set forth in the Original Form 10-K and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to the filing of the Original Form 10-K. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Form 10-K and the Company’s filings made with the SEC subsequent to the filing of the Original Form 10-K.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by our principal executive officer and principal financial officer are filed as exhibits to this Amendment No. 1.

			Page
Part II

	Item 8.	Financial Statements and Supplementary Data	4

Part IV

	Signatures		58

Item 8.	Financial Statements and Supplementary Data

COMPANY RESPONSIBILITY FOR FINANCIAL STATEMENTS

The financial statements and related information contained in this Annual Report on Form 10-K have been prepared by and are the responsibility of our management. Our financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect judgments and estimates as to the expected effects of transactions and events currently being reported. Our management is responsible for the integrity and objectivity of the financial statements and other financial information included in this Annual Report on Form 10-K.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, was appointed by our Audit Committee to audit our financial statements, and their report follows.

Hawker Beechcraft Acquisition Company, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Hawker Beechcraft Acquisition Company, LLC

In our opinion, the accompanying Consolidated Statements of Financial Position of Hawker Beechcraft Acquisition Company, LLC (the “Company”) and its subsidiaries at December 31, 2009 and 2008 and the related Consolidated Statements of Operations, of Equity and Comprehensive Income (Loss), and of Cash Flows for the years ended December 31, 2009 and 2008, and the period from March 26, 2007 to December 31, 2007, present fairly, in all material respects, the financial position of Hawker Beechcraft Acquisition Company, LLC and its subsidiaries at December 31, 2009 and 2008 and the results of its operations and cash flows for each of the two years in the period ended December 31, 2009 and the period from March 26, 2007 to December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the appendix appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

On March, 26, 2007, Hawker Beechcraft, Inc. acquired all of the outstanding membership interests of Raytheon Aircraft Acquisition Company, LLC, which was renamed Hawker Beechcraft Acquisition Company, LLC and substantially all of the assets of Raytheon Aircraft Services Limited. The “Predecessor” consolidated financial statements included in this report represent the historical Consolidated Statements of Operations, Consolidated Statements of Equity and Comprehensive Income and Consolidated Statements of Cash Flows for the three-month period ended March 25, 2007. Predecessor financial statements do not give effect to the acquisition.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri
February 25, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Hawker Beechcraft Acquisition Company, LLC

(formerly Raytheon Aircraft Acquisition Company, LLC)

We have audited the accompanying Consolidated Statements of Operations, Consolidated Statements of Equity and Comprehensive Income (Loss) and Consolidated Statements of Cash Flows for the period January 1, 2007 through March 25, 2007 of Raytheon Aircraft (the “Company”) and its subsidiaries. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows for the period January 1, 2007 through March 25, 2007 of Raytheon Aircraft and its subsidiaries in conformity with accounting principles generally accepted in the United States of America.

On March 26, 2007, Hawker Beechcraft, Inc. acquired all of the outstanding membership interests of Raytheon Aircraft Acquisition Company, LLC, which was renamed Hawker Beechcraft Acquisition Company, LLC and substantially all of the assets of Raytheon Aircraft Services Limited. The financial statements included in this report represent the historical Consolidated Statements of Operations, Consolidated Statements of Equity and Comprehensive Income and Consolidated Statements of Cash Flows for the period January 1, 2007 through March 25, 2007 and do not give effect to the acquisition.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri

December 14, 2007, except as it relates to the condensed consolidating financial information discussed in Note 22, as to which the date is February 19, 2008

Hawker Beechcraft Acquisition Company, LLC

Consolidated Statements of Financial Position

(In millions)

	December 31, 2009	December 31, 2008
Assets
Current assets
Cash and cash equivalents	$568.8	$377.6
Accounts and notes receivable, net	126.4	103.0
Unbilled revenue	38.8	35.9
Inventories, net	1,298.9	1,782.3
Current deferred income tax asset, net	25.1	—
Prepaid expenses and other current assets	19.0	32.5

Total current assets	2,077.0	2,331.3

Property, plant and equipment, net	549.8	641.8
Goodwill	259.5	599.6
Intangible assets, net	809.6	1,049.5
Other assets, net	51.9	65.4

Total assets	$3,747.8	$4,687.6

Liabilities and Equity
Current liabilities
Notes payable, revolver, and current portion of long-term debt	$310.2	$126.6
Advance payments and billings in excess of costs incurred	328.4	507.4
Accounts payable	215.2	404.3
Accrued salaries and wages	47.6	56.6
Current deferred income tax liability, net	—	19.4
Accrued interest payable	15.0	25.9
Other accrued expenses	231.0	272.6

Total current liabilities	1,147.4	1,412.8

Long-term debt	2,054.0	2,364.2
Accrued pension benefits	296.3	310.8
Other long-term liabilities	92.3	140.1
Non-current deferred income tax liability, net	35.6	24.4

Total liabilities	3,625.6	4,252.3

Equity
Paid-in capital	1,000.1	996.8
Accumulated other comprehensive loss	(274.1)	(409.3)
Retained deficit	(607.7)	(156.4)

Total equity attributable to parent company	118.3	431.1

Non-Controlling Interest	3.9	4.2

Total equity	122.2	435.3

Total liabilities and equity	$3,747.8	$4,687.6

The accompanying notes are an integral part of these condensed consolidated financial statements.

Hawker Beechcraft Acquisition Company, LLC

Consolidated Statements of Operations

(In millions)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Nine Months Ended December 31, 2007	Three Months Ended March 25, 2007
Sales:
Aircraft and parts	$3,034.3	$3,319.3	$2,616.7	$603.9
Services	164.2	227.2	176.7	46.4
Sales to related parties	—	—	—	20.5

Total sales	3,198.5	3,546.5	2,793.4	670.8

Cost of sales:
Aircraft and parts	2,894.3	2,824.9	2,214.4	494.7
Services	142.3	192.0	155.2	43.4
Sales to related parties	—	—	—	20.5

Total cost of sales	3,036.6	3,016.9	2,369.6	558.6

Gross profit	161.9	529.6	423.8	112.2

Restructuring, net	34.1	—	—	—
Definite-lived intangible asset impairment	74.5	—	—	—
Goodwill and indefinite-lived intangible asset impairment	448.3	—	—	—
Selling, general and administrative expenses	209.7	279.1	205.4	59.5
Research and development expenses	107.3	110.2	70.1	21.3

Operating (loss) income	(712.0)	140.3	148.3	31.4

Intercompany interest expense, net	—	—	—	15.8
Interest expense	154.6	205.9	158.6	—
Interest income	(1.2)	(8.5)	(6.3)	(0.9)
Gain on debt repurchase, net	(352.1)	—	—	—
Other (income), loss net	(1.3)	(2.4)	1.0	(0.1)

Non-operating (income) expense, net	(200.0)	195.0	153.3	14.8

(Loss) income before taxes	(512.0)	(54.7)	(5.0)	16.6

(Benefit from) provision for income taxes	(60.7)	102.5	(5.8)	6.4

Net (loss) income	(451.3)	(157.2)	0.8	10.2

Net income attributable to non-controlling interest	0.3	1.4	0.7	0.2

Net loss attributable to parent company	$(451.6)	$(158.6)	$0.1	$10.0

The accompanying notes are an integral part of these consolidated financial statements.

Hawker Beechcraft Acquisition Company, LLC

Consolidated Statements of Equity and Comprehensive Income (Loss)

(In millions)

For the Period January 1, 2007 - March 25, 2007 (Predecessor)

	Raytheon’s Net Investment	Accumulated Other Comprehensive (Loss)	Non- Controlling Interest	Total Invested Equity	Total Comprehensive Income	Total Comprehensive Income Attributable to Non- Controlling Interest
Balance at January 1, 2007	1,330.0	(85.9)	$2.0	1,246.1
Net transfers from Raytheon	117.4			117.4
Stock-based compensation	1.2			1.2
Net income	10.0		0.2	10.2	$10.0	$0.2
Other comprehensive income (loss):
Amortization of pension and other benefits, net of tax of $(3.0)		5.5		5.5	5.5
Unrealized loss on cash flow hedges, net of tax of $0.6		(1.1)		(1.1)	(1.1)
Foreign currency translation adjustments, net of tax of $0.9		(1.7)		(1.7)	(1.7)
Unrealized loss on investments, net of tax of $0.1		(0.3)		(0.3)	(0.3)

Total comprehensive income					$12.4	$0.2

Balance at March 25, 2007	$1,458.6	$(83.5)	$2.2	$1,377.3

For the Period March 26, 2007 – December 31, 2009 (Successor)

	Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Non- Controlling Interest	Total Equity	Total Comprehensive Income (Loss) Attributable to Parent	Total Comprehensive Income Attributable to Non- Controlling Interest
Balance at March 26, 2007
Net contribution from Hawker Beechcraft, Inc.	$976.7	$2.1	$—	$2.1	$980.9
Stock-based compensation	12.5				12.5
Net income		0.1		0.7	0.8	$0.1	$0.7
Other comprehensive income (loss):
Net gain on pension and other benefits, net of tax of $(17.7)			27.0		27.0	27.0
Unrealized loss on cash flow hedges, net of tax of $8.0			(12.3)		(12.3)	(12.3)
Foreign currency translation adjustments			(0.3)		(0.3)	(0.3)

Total comprehensive income						$14.5	$0.7

Balance at December 31, 2007	$989.2	$2.2	$14.4	$2.8	$1,008.6
Stock-based compensation	7.6				7.6
Net (loss) income		(158.6)		1.4	(157.2)	$(158.6)	$1.4
Other comprehensive income (loss):
Net loss on pension and other benefits, net of tax of $1.7			(276.1)		(276.1)	(276.1)
Prior service cost, net of tax of $(1.8)			(28.4)		(28.4)	(28.4)
Unrealized loss on cash flow hedges, net of tax of $(1.0)			(114.2)		(114.2)	(114.2)
Foreign currency translation adjustments, net of tax of $1.2			(5.0)		(5.0)	(5.0)

Total comprehensive loss						$(582.3)	$1.4

Balance at December 31, 2008	$996.8	$(156.4)	$(409.3)	$4.2	$435.3
Stock-based compensation	3.3				3.3
Dividends (declared) received		0.3		(0.6)	(0.3)
Net (loss) income		(451.6)		0.3	(451.3)	$(451.6)	$0.3
Other comprehensive income:
Realized prior service cost due to curtailment			5.5		5.5	—
Net gain on pension and other benefits, net of tax of $(14.6)			38.8		38.8	38.8
Unrealized gain on cash flow hedges, net of tax of $(14.5)			21.4		21.4	21.4
Realized losses due to de-designation			39.1		39.1	—
Reclassification of unrealized losses due to maturities, net of tax of $(1.0)			29.7		29.7	—
Foreign currency translation adjustments, net of tax of $(0.6)			0.7		0.7	0.7

Total comprehensive loss						$(390.7)	0.3

Balance at December 31, 2009	$1,000.1	$(607.7)	$(274.1)	$3.9	$122.2

The accompanying notes are an integral part of these consolidated financial statements.

Hawker Beechcraft Acquisition Company, LLC

Consolidated Statements of Cash Flows

(In millions)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Nine Months Ended December 31, 2007	Three Months Ended March 25, 2007
Cash flows from operating activities:
Net (loss) income	$(451.3)	$(157.2)	$0.8	$10.2
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	91.0	85.6	60.5	18.7
Amortization of intangible assets	62.2	73.3	54.7	3.2
Amortization of debt issuance costs	12.6	9.6	7.2	—
Amortization of original issue discount	0.5	—	—	—
Amortization of deferred compensation	0.3	4.0	6.6	—
Stock-based compensation	3.3	7.6	12.5	1.2
Change in deferred income taxes	(34.0)	101.1	(6.0)	(10.3)
Loss (gain) on sale of property, plant and equipment	—	0.9	—	—
Gain on repurchase of long-term debt, net of write-off of debt issuance costs	(352.1)	—	—	—
Inventory impairments	70.7	—	—	—
Definite-lived asset impairment	95.9	—	—	—
Goodwill and other indefinite-lived intangible impairment charges	448.3	—	—	—
Pension curtailment	5.5	—	—	—
Non-cash interest expense	20.2	—	—	—

Changes in assets and liabilities:
Accounts receivable, net	(23.4)	(23.1)	10.1	8.6
Unbilled revenue, advanced payments and billings in excess of costs incurred	(181.9)	(45.6)	205.4	(81.0)
Inventories, net	583.0	(280.0)	131.4	(87.9)
Prepaid expenses and other current assets	10.5	7.5	(7.6)	33.2
Accounts payable	(189.1)	80.7	(25.1)	(6.7)
Accrued salaries and wages	(9.0)	(3.9)	26.2	0.3
Other accrued expenses	(54.5)	113.9	31.3	(15.9)
Pension and other changes, net	67.9	(36.2)	31.9	3.5
Income taxes payable	0.5	(7.6)	(1.1)	—
Origination of financing receivables	—	—	—	(20.6)
Collection of financing receivables not sold	—	0.4	40.4	36.2

Net cash provided by (used in) operating activities	177.1	(69.0)	579.2	(107.3)

Cash flows from investing activities:
Expenditures for property, plant and equipment	(51.0)	(70.2)	(61.3)	(26.2)
Additions to computer software	(3.5)	(4.7)	(5.1)	(1.1)
Proceeds from sale of fuel and line operations, net	—	123.6	—	—
Proceeds from sale of property, plant and equipment	1.2	1.4	0.1	—
Proceeds from sale of product line	—	—	2.5
Acquisition of business, net of cash acquired	—	—	(3,216.5)	—

Net cash (used in) provided by investing activities	(53.3)	50.1	(3,280.3)	(27.3)

Cash flows from financing activities:
Payment of notes payable	(202.2)	(157.3)	(24.4)
Payment of term loan	(13.5)	(13.0)	(9.7)	—
Equity contributions	—	—	976.7	—
Issuance of long-term debt	188.0	—	2,400.0	—
Debt issuance costs	(7.6)	—	(72.0)	—
Utilization of revolving credit facility	235.0	—	—	—
Proceeds from IRB funding	4.4	—	—	—
Debt repurchase	(136.7)	—	—	—
Net transfers from Raytheon	—	—	—	117.4

Net cash provided by (used in) financing activities	67.4	(170.3)	3,270.6	117.4

Effect of exchange rates on cash and cash equivalents	—	(2.7)	—	—
Net increase (decrease) in cash and cash equivalents	191.2	(191.9)	569.5	(17.2)
Cash and cash equivalents at beginning of period	377.6	569.5	—	25.9

Cash and cash equivalents at end of period	$568.8	$377.6	$569.5	8.7

Supplemental Disclosures:
Cash paid for interest	$133.8	$189.1	$128.4	$—
Cash paid (received) for income taxes	(0.5)	7.6	1.1	—
Net non-cash transfers (from) to property, plant and equipment	(21.5)	14.5	(29.8)	—
Inventories acquired through issuance of notes	148.9	214.3	81.1	—

The accompanying notes are an integral part of these consolidated financial statements.

Hawker Beechcraft Acquisition Company, LLC

Notes to Consolidated Financial Statements

1.	Background and Basis of Presentation

Hawker Beechcraft, Inc. (“HBI”) was formed in late 2006 by GS Capital Partners VI, L.P., an affiliate of The Goldman Sachs Group, Inc., and Onex Partners II LP, an affiliate of Onex Corporation, for the purpose of purchasing the Raytheon Aircraft business (“RA” or the “Predecessor”) from Raytheon Company (“Raytheon”) (the “Acquisition”). The Acquisition was completed on March 26, 2007. HBI acquired all of the outstanding membership interests of Raytheon Aircraft Acquisition Company, LLC, which was renamed Hawker Beechcraft Acquisition Company, LLC (“HBAC”), and substantially all of the assets of Raytheon Aircraft Services Limited. Following the Acquisition, HBI contributed the equity interest of the entity purchasing the assets of Raytheon Aircraft Services Limited to HBAC. HBAC is engaged in the design, development, manufacturing, marketing, selling and servicing of business and general aviation, training and special mission aircraft. The accompanying consolidated financial statements include the accounts of HBAC and its subsidiaries subsequent to the Acquisition.

The terms “we,” “our,” “us” or the “Company” refer to HBAC for Successor periods and RA for Predecessor periods.

Successor

The accompanying consolidated financial statements for the Successor periods (as of and for the two years ended December 31, 2009 and 2008 and as of and for the nine months ended December 31, 2007) consist of the accounts of HBAC and its subsidiaries subsequent to the Acquisition. The consolidated financial statements of the Successor reflect the Acquisition under the purchase method of accounting in accordance with generally accepted accounting principles in the United States of America.

Predecessor

The accompanying consolidated financial statements for the Predecessor periods (as of and for the three months ended March 25, 2007) consist of the accounts of RA prior to the Acquisition and include allocations of certain Raytheon corporate expenses, including legal, human resources, payroll, accounting, employee benefits, real estate, insurance, information technology, telecommunications, treasury and other Raytheon corporate and infrastructure costs. The expense and cost allocations were determined on bases that were considered reasonable by RA management in order to reflect the utilization of services provided or the benefit received by RA during the periods presented. The consolidated financial statements included herein do not necessarily reflect the results of operations, financial position, changes in owner’s net investment and cash flows of HBAC in the future or what RA’s financial condition or results of operations would have been had it operated as a separate, stand-alone entity during the periods presented.

Certain reclassifications have been made to the prior period financial statements and notes to conform to the current period presentation.

2.	Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements for the Successor include the accounts of HBAC and its wholly-owned and majority-owned subsidiaries. The Predecessor information is for RA, which represents substantially all of the operations acquired by HBI. All material intercompany transactions have been eliminated. In the fourth quarter of 2008, we modified our practice for allocating overhead to cost of sales for “services” to include intercompany transactions. The change does not impact total cost of sales. Adjustments have been made to conform cost of sales for “services” and “aircraft and parts” for prior periods to the current presentation.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are used when accounting for certain contracts, including estimates of the extent of progress towards completion, contract revenue and contract completion costs, as well as warranty cost, contingencies and customer and vendor claims. Actual results could differ from those estimates.

Revenue Recognition. For the majority of our aircraft sales, we use the units-of-delivery method to measure progress towards completion. Actual sales and cost values for the unit being delivered are used as the basis for recording revenue and its associated margin. Under this method, revenue is recognized when title to an airworthy aircraft is transferred to the customer.

For aircraft sales under certain long-term contracts, we use the cost-to-cost method to measure progress towards completion. Under this method, incurred cost and estimated margin are recorded as revenue based on the ratio of costs incurred-to-date to total estimated costs at the completion of the contract. Accordingly, management must apply judgment to determine the estimated contract revenue and costs at completion. Total contract revenue estimates are based on negotiated contract prices and quantities. Estimated amounts for contract changes and claims are included in contract sales only when realization is estimated to be probable. Total contract cost projections require management to make numerous assumptions and estimates relating to items such as the complexity of design, availability and cost of materials, labor productivity and cost, overhead and capital costs and operational efficiency. Contract estimates are reviewed periodically to determine whether revisions to contract values or estimated costs at completion are necessary. The effects of changes in estimates resulting from any such revisions are reflected in the period the estimates are revised using a cumulative catch-up adjustment. Claims are included in revenue estimates only when it is probable that a reliably estimated increase in contract value will be realized. To the extent estimated total costs on a contract exceed the total estimate of revenue to be earned from the contract, the full value of the estimated loss is recorded in the period the loss is identified.

We recognize revenue on aircraft parts and services as the part is shipped or as the service is rendered.

Lot Accounting. RA used lot accounting for new commercial aircraft introductions. Lot accounting involves selecting a lot size at the time a new aircraft begins to be delivered and measuring an average margin over the entire lot for each aircraft sold. The costs attributed to aircraft delivered were based on the estimated average margin of all aircraft in the lot and were determined under the learning curve concept, which anticipates a predictable decrease in unit costs from cost reduction initiatives and as tasks and production techniques become more efficient through repetition. HBAC does not use lot accounting for any of its aircraft programs.

Advertising Expenses. Advertising costs are expensed as incurred.

Research and Development. The Company performs research and development activities related to the development of new products and the improvement of existing products. Expenditures for research and development projects sponsored by the Company are expensed as incurred. Reimbursement of research and development costs under cost-sharing arrangements with vendors is recorded as a reduction to expense in accordance with GAAP.

Shipping and Handling Costs. Shipping and handling costs are included in cost of sales.

Income Taxes. Income taxes are accounted for in accordance with GAAP. Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded to reduce deferred income tax assets to an amount that, in the opinion of management, will more likely than not be realized.

HBAC records an income tax expense or benefit based on the net income earned or net loss incurred in each tax jurisdiction and the tax rate applicable to that income or loss. In the ordinary course of business, there are transactions for which the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different than the estimates originally made by management in determining the income tax provision. A change to these estimates could impact the effective tax rate and, subsequently, net income or net loss. The effect of changes in tax rates is recognized during the period in which the rate change occurs.

HBAC is included in the U.S. consolidated federal income tax return of HBI. Under the terms of an informal tax sharing agreement between HBAC and HBI, the amount of the cumulative tax liability of each member shall not exceed the total tax liability as computed on a separate return basis.

RA was included in Raytheon’s consolidated U.S. federal and state tax returns. The provision for income taxes was determined on a separate return basis. Under this method, RA was assumed to file a separate return from Raytheon reporting its taxable income or loss and paying applicable tax based on its separate taxable income and associated tax attributes. Under the tax sharing agreement with Raytheon, RA did not reimburse Raytheon for its share of the consolidated tax liabilities.

In July 2006, the Financial Accounting Standards Board (FASB) issued guidance which requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. HBAC adopted these provisions as of March 26, 2007. To the extent that our assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. See Note 14 for additional information about income taxes and their impact on the consolidated financial statements.

Cash and Cash Equivalents. Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of 90 days or less. We aggregate our cash balances by bank and reclassify any book overdrafts to accounts payable.

Allowance for Doubtful Accounts. The Company maintains an allowance for doubtful accounts to provide for the estimated amount of accounts receivable that will not be collected. The allowance is based upon an assessment of customer credit-worthiness, historical payment experience, the age of outstanding receivables and collateral, to the extent applicable. The allowance for doubtful accounts was $4.1 million and $3.9 million at December 31, 2009 and 2008, respectively.

Unbilled Revenue. Unbilled revenue is stated at cost plus estimated margin, but not in excess of realizable value.

Inventories. Inventories are stated at cost (first-in, first-out or average cost), but not in excess of realizable value. Inventoried costs include direct engineering, production labor and material as well as applicable overhead. HBAC records pre-owned aircraft acquired in connection with the sale of new aircraft at the lower of the trade-in value or estimated net realizable value. Inventories obtained in the Acquisition were reflected at fair value in the opening balance sheet of HBAC.

Property, Plant and Equipment. Property, plant and equipment are stated at cost. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense as incurred. Aircraft tooling is accounted for as a group. When assets, other than aircraft tooling, are retired or otherwise disposed of, the recorded costs of the assets and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income. When aircraft tooling assets are retired or replaced in the ordinary course of business, the recorded cost is charged to accumulated depreciation, regardless of the age of the asset, and no gain or loss is recognized.

Provisions for depreciation are computed using the straight-line method. Depreciation provisions are based on estimated useful lives as follows:

Estimated Useful Life
Buildings	10 - 45 years
Aircraft and autos	4 - 10 years
Furniture, fixtures and office equipment	3 - 10 years
Tooling	12 years
Machinery and equipment	5 - 10 years

Aircraft tooling is depreciated using a composite depreciation rate with an estimated useful life of 12 years that reflects the blended estimates of the lives of major tooling asset components. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the estimated useful life of the improvement. Property, plant and equipment were reflected at fair value in the opening balance sheet of HBAC. Depreciation of acquired property, plant and equipment obtained in the Acquisition is based on the evaluated remaining life of the assets at the date of the Acquisition.

Goodwill and Intangible Assets. Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired businesses. Intangible assets are recorded at cost or, when acquired as part of a business combination, at estimated fair value. Intangible assets with definite lives consist of certain trade names and trademarks, order backlog, customer relationships, technological knowledge and computer software and are amortized on a straight-line basis over their estimated useful life. The weighted average amortization periods assigned to definite-lived intangible assets are: 3 years for order backlog, 5 years for computer software, 10 years for trademarks and trade names with definite lives, 15 years for technological knowledge and 17 years for customer relationships. Intangible assets with indefinite lives include certain trademarks and trade names and are not amortized.

Goodwill and intangible assets with indefinite lives are not amortized but are instead reviewed for impairment on an annual basis during the fourth quarter or upon the occurrence of events that may indicate possible impairment. HBAC conducts its review for impairment on an operating segment basis.

The valuation methodology and underlying financial information that is used to estimate the fair value of our reporting units requires significant judgments to be made by management. These judgments include, but are not limited to, the long-term projections of future financial performance and the selection of appropriate discount rates used to present value future cash flows. Discount rates are determined by weighting the required returns on interest-bearing debt and paid-in capital in proportion to their estimated percentages in an expected industry capital structure.

The necessity for, and the amount of, any goodwill impairment is determined using a two-step process. The first step is to identify if a potential impairment is indicated by comparing the fair value of a segment with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, the goodwill of the segment unit is not considered to be impaired and the second step of the impairment test is not necessary. However, if the carrying amount of a segment exceeds its fair value, the second step is performed for that reporting unit to determine if goodwill is impaired and to measure the amount of impairment loss that should be recognized, if any.

The second step, if necessary, compares the implied fair value of a segment’s goodwill with the carrying amount of that reporting unit’s goodwill. The process of determining such implied fair value of goodwill involves allocating the reporting unit’s fair value as determined in step one to all of the reporting unit’s assets and liabilities. If the implied fair value of goodwill exceeds the carrying amount, then goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

The Company estimates the fair value of its reporting units, using various valuation techniques, including discounted cash flow analysis, market and transaction comparable approaches. A discounted cash flow analysis requires the Company to make various judgmental assumptions about sales, operating margins, growth rates and discount rates. Assumptions about discount rates are based on a weighted-average cost of capital for comparable companies. Assumptions about sales, operating margins, and growth rates are based on the Company’s forecasts, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period.

Impairments of indefinite-lived intangible assets are recognized when events or changes in circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be recoverable, and our estimate of discounted cash flows over the assets’ remaining useful lives is less than the carrying value of the assets. We test these intangibles for impairment by comparing their carrying value to current projections of discounted cash flows attributable to the brand and trade names. Any excess carrying value over the amount of discounted cash flows represents the amount of impairment.

See additional disclosure of these analyses in Note 9 to the Company’s Consolidated Financial Statements including the impairment charges recorded during the year ended December 31, 2009.

Impairment of Long-Lived Assets. Management determines whether long-lived assets are to be held-for-use or held-for-disposal. Upon indication of possible impairment, management evaluates the recoverability of held-for-use long-lived assets by measuring the carrying amount of the assets against the related estimated undiscounted future cash flows. When an evaluation indicates that the future undiscounted cash flows are not sufficient to recover the carrying value of the asset, the asset is written down to its estimated fair value. In order for long-lived assets to be considered held-for-disposal, management must have committed to a plan to dispose of the assets. Once deemed held-for-disposal, the assets are stated at the lower of carrying amount or net realizable value.

We will continue to perform our annual impairment testing during the fourth quarter each year absent any impairment indicators or other changes that may necessitate more frequent impairment analysis.

See additional disclosure of these analyses in Note 10 to the Company’s Consolidated Financial Statements including the impairment charges recorded during the year ended December 31, 2009.

Debt Issuance Costs. Debt issuance costs are incurred to obtain long-term financing and are amortized over the terms of the related debt. The amortization of debt issuance costs is classified as interest expense.

Notes Payable and Current Portion of Long-Term Debt. Notes payable and current portion of long-term debt consist of the balances due on promissory notes related to a third party financing arrangement and the portion of long-term debt due within twelve months of the balance sheet date.

Advance Payments and Billings in Excess of Costs Incurred. Advance payments and billings in excess of costs incurred represents cash collected from customers in advance of revenue recognition and consists of deposits on commercial aircraft contracts, advances and performance-based payments from government or special mission customers in excess of recorded cost and recognized margin.

Fair Value of Financial Instruments. The carrying amount of cash and cash equivalents, accounts and notes receivable, accounts payable and notes payable approximates fair value due to the short maturities of these instruments. See Note 6 for information about the fair value of our financial instruments.

Derivative Instruments. We use derivative instruments in the form of foreign currency forward contracts (“foreign currency contracts”) and interest rate swap agreements to hedge our economic exposure to changes in the variability of future cash flows attributable to changes in foreign exchange rates and interest rates. Foreign currency contracts are used to hedge forecasted vendor payments in foreign currency, and interest rate swaps are used to hedge forecasted interest payments and the risk associated with changing interest rates of our variable rate debt. Our derivative instruments are executed with creditworthy institutions, and we do not hold or issue derivative instruments for trading or speculative purposes.

When allowed, we designate our derivative instruments as cash flow hedges. At inception, we document the hedging relationship, as well as our risk-management objective and strategy for undertaking the hedging transaction. We assess, at hedge inception and on an ongoing basis, whether the derivative instrument is highly effective in offsetting changes in the hedged item. Derivative instruments are recognized on the balance sheet at fair value. For derivative instruments designated as cash flow hedges, the effective portion of the change in fair value of the derivative instruments is recorded in other comprehensive loss, and any ineffective portion is recorded in earnings. At maturity, amounts in accumulated other comprehensive loss are reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Occasionally, we may hold foreign currency forward contracts for economic purposes that are not designated for hedge accounting treatment. For these derivative instruments, changes in fair value are recorded in earnings immediately. For all derivative instruments, the gain or loss recorded in earnings is included in cost of sales for foreign currency contracts and interest expense for interest rate swaps. The cash flows related to all derivative instruments are reported as operating activities in the statement of cash flows. For more information about our derivative instruments and hedging activities, see Note 11.

Stock-Based Compensation. Employee stock-based compensation, which is described more fully in Note 16, is accounted for in accordance with GAAP. Our primary types of stock-based compensation include employee stock options and restricted stock. Fair value is determined at the date of grant and is recorded as compensation expense over the requisite service period.

Pension and Other Postretirement Benefits. We maintain various defined benefit pension and postretirement plans for our employees. These plans include significant pension and postretirement benefit obligations, which are calculated based on actuarial valuations. Key assumptions used in determining these obligations and related expenses include expected long-term rates of return on plan assets, discount rates and healthcare projection costs. We evaluate and update these assumptions annually. We also make assumptions regarding employee demographic factors such as retirement patterns, mortality, turnover and the rate of compensation increases.

We recognize the overfunded or underfunded status of our defined benefit pension and postretirement benefits plans on the statement of financial position with a corresponding adjustment to accumulated other comprehensive loss. Actuarial gains and losses that are not immediately recognized as net periodic benefit cost are recognized as a component of other comprehensive loss and amortized into net periodic benefit cost in future periods. For more information about our pension and other postretirement benefits, see Note 15.

Foreign Currency Translation. The functional currency of certain foreign subsidiaries is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted-average exchange rate during the period. The resulting translation adjustments are recorded as a component of accumulated other comprehensive loss.

3.	Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification (Codification). The Codification became the single source for all authoritative GAAP recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009. The Codification does not change GAAP and does not have an effect on our financial position, results of operations or liquidity.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for transfers of financial assets. This amendment requires greater transparency and additional disclosures for transfers of financial assets and the entity’s continuing involvement with them and changes the requirements for derecognizing financial assets. In addition, this amendment eliminates the concept of a qualifying special-purpose entity (QSPE). This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. This amendment will not have a material effect on our financial position, results of operations or liquidity.

In June 2009, the FASB also issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities (VIEs). The elimination of the concept of a QSPE, as discussed above, removes the exception from applying the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise’s involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise’s financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. This amendment will not have a material effect on our financial position, results of operations or liquidity.

In December 2007, the FASB issued a new accounting standard to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Noncontrolling interests represent the portion of earnings that is not within the parent company’s control. These amounts are now required to be reported as equity instead of as a liability on the balance sheet. Additionally, this statement requires net income from noncontrolling interests to be shown separately on the consolidated income statements. This change resulted in a $4.2 million reclassification from other current liabilities to equity on the December 2008 consolidated balance sheet. These interests are primarily related to investment in a shared service facility in Toluca, Mexico.

In December 2007, the FASB revised the authoritative guidance for business combinations, which requires a company to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration measured at their fair value at the acquisition date. It further requires that research and development assets acquired in a business combination that have no alternative future use to be measured at their acquisition-date fair value and then monitored for impairment periodically, and that acquisition-related costs are to be recognized separately from the acquisition and expensed as incurred. Among other changes, this guidance also requires that “negative goodwill” be recognized in earnings as a gain attributable to the acquisition, and any deferred tax benefits resulting from a business combination are recognized in income from continuing operations in the period of the combination. The guidance is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. In January 2009, the Company adopted this guidance and expects that this guidance will result in the recognition of expenses to the Company’s results of operations for any future acquisitions which would have been capitalized prior to the adoption of this guidance. The Company cannot predict any acquisition activities and therefore cannot access the impact to its financial positions, results of operations, or cash flows.

In April 2009, the FASB revised the authoritative guidance for business combinations. The guidance deals with the initial recognition and measurement of an asset acquired or a liability assumed in a business combination that arises from a contingency provided the asset or liability’s fair value on the date of acquisition can be determined. It is effective for assets or liabilities arising from contingencies in business combinations that occur following the start of the first fiscal year that begins on or after December 15, 2008. In the first quarter of 2009, the Company adopted this guidance, which did not have a significant impact on its consolidated financial position, results of operations or cash flows.

In March 2009, the FASB issued an accounting standard that requires entities to evaluate the significance and relevance of market factors for fair value inputs to determine if, due to reduced volume and market activity, the factors are still relevant and substantive measures of fair value. The standard is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this standard did not have a material effect on our financial position or results of operations.

In April 2009, the FASB issued new accounting standards to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. In addition, the standard requires those disclosures in summarized financial information at interim reporting periods. These standards do not change the accounting treatment for these financial instruments and is effective for interim periods ending after June 15, 2009. Adoption of these standards did not have a material impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued an update to fair value accounting standards. This update provides additional guidance, including illustrative examples, clarifying the measurement of liabilities at fair value. This update is effective for the first reporting period beginning after its issuance. The company will adopt the provisions of this update in the second quarter of fiscal 2010 and is currently evaluating the impact the adoption of these provisions will have on its consolidated financial statements.

In September 2009, the FASB issued an update to the authoritative guidance for revenue recognition related to multiple-deliverable arrangements. This update removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to “fair value” with “selling price” to distinguish from the fair value measurements required under the authoritative guidance for fair value measurements and disclosures, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements. In addition, this update removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance. This update is effective in fiscal years beginning on or after June 15, 2010 and can be applied prospectively or retrospectively. The Company is currently evaluating the effect that adoption of this update will have, if any, on its consolidated financial position, results of operations or cash flows.

In September 2009, the FASB provided guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plan. This guidance defines the objectives of the disclosures as providing users of the financial statements with an understanding of how investment allocation decisions are made, pertinent factors of investment policies and strategies, major categories of plan assets, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in the plan assets for the period, and significant concentrations of credit risk within plan assets. In accomplishing these objectives, expanded disclosures related to pension and other post-retirement benefit plans are made beginning for fiscal periods ending after December 15, 2009. There was no significant impact on the Company upon adoption of this standard.

In October 2009, new accounting standards were issued in the Accounting Standards Codification (ASC) subtopic on Revenue Recognition-Multiple-Element Arrangements. The standards enable Companies to account for certain products and services (deliverables) separately rather than as a combined unit. The standards are effective for the Company beginning on January 1, 2011, with early adoption permitted. The Company is currently evaluating the impact these standards will have on its financial statements.

In January 2010, the FASB issued new standards in the ASC topic on Fair Value Measurements and Disclosures. These standards require new disclosures on the amount and reason for transfers in and out of Level 1 and 2 fair value measurements. The standards also require disclosure of activities, including purchases, sales, issuances, and settlements within the Level 3 fair value measurements, The standards also clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures are effective for the Company beginning with its first interim filing in 2010. The disclosures about the rollforward of information in Level 3 are required for the Company with its first interim filing in 2011. The Company is currently evaluating the impact these standards will have on its financial statements.

Other new pronouncements issued but not effective until after December 31, 2009 are not expected to have a material effect on our financial position, results of operations or cash flows.

4.	Sale of Fuel and Line Operations

During the year ended December 31, 2008, we sold our wholly-owned fuel and line operations to BBA Aviation plc for gross cash proceeds of $128.5 million. The transaction included fuel and line operations at seven domestic U.S. locations in: Atlanta, Georgia; Houston and San Antonio, Texas; Indianapolis, Indiana; Tampa, Florida; Van Nuys, California; and Wichita, Kansas. We retained our factory-owned maintenance and customer support facilities at these locations. Operations in Little Rock, Arkansas; Chester, England, U.K.; and Toluca, Mexico were not affected. Sales recorded for the fuel and line operations, which are included in the Customer Support segment, were $48.5 million for our period of ownership during the year ended December 31, 2008. Sales for the fuel and line operations were $56.5 million for the nine months ended December 31, 2007. We recorded an immaterial loss on the sale of the fuel and line operations. The fuel and line operations did not qualify as a discontinued operation.

5.	Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following:

	December 31, 2009			December 31, 2008
(In millions)	Gross Amount	Tax Benefit (Liability)	Net	Gross Amount	Tax Benefit (Liability)	Net
Net gain (loss) on pension and other benefits	$(181.9)	$(32.2)	$(214.1)	$(233.1)	$(16.0)	$(249.1)
Prior service cost	(18.9)	(0.2)	(19.1)	(26.6)	(1.8)	(28.4)
Unrealized loss on cash flow hedges	(27.8)	(8.5)	(36.3)	(133.5)	7.0	(126.5)
Foreign currency translation	(5.2)	0.6	(4.6)	(6.5)	1.2	(5.3)

Total	$(233.8)	$(40.3)	$(274.1)	$(399.7)	$(9.6)	$(409.3)

In the fourth quarter of 2008, the Company recorded a valuation allowance against net deferred tax assets at December 31, 2008 in the amount of $296.9 million, of which $156.5 million related to deferred tax assets included in accumulated other comprehensive loss. In 2009, we recorded income tax expense of $28.8 million in other comprehensive loss, with a corresponding income tax benefit in the statement of operations, as a result of applying the intraperiod tax allocation rules. Also during the year, we released $1.9 million of tax benefit lodged in other comprehensive loss as a consequence of establishing the valuation allowance. This tax benefit related to foreign currency forward contracts that matured in 2009.

6.	Fair Value Measurements

Effective January 1, 2008, we adopted a newly issued accounting standard for fair value measurements. The standard defines fair value, establishes a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. We performed an analysis of all existing financial assets and financial liabilities measured at fair value on a recurring basis to determine the significance and character of all inputs used to determine their fair value. Financial instruments carried at fair value on our balance sheet include cash and cash equivalents and derivatives. Our other financial instruments, including accounts receivable, prepaid expenses, accounts payable, accrued interest payable, short-term borrowings and long-term debt, are carried at cost or amortized cost. The carrying values of our short-term receivables, prepaid expenses, accrued interest payable and payables approximate their fair value because of their nature and respective maturity dates or durations.

We also use derivatives to manage foreign currency risk and interest rate risk for non-trading purposes. We carry the instruments at fair value on our balance sheet. The derivatives section below details our derivatives and fair values as at December 31, 2009. The fair values are classified as long-term or short-term based on anticipated settlement date. Any change in fair value is included in income or accumulated other comprehensible income, depending upon the designation of the derivative as a cash flow hedge.

We carry our long-term debt at amortized cost. The table below details the long-term debt and fair values as of December 31, 2009 and December 31, 2008. The fair value of long-term debt is estimated based on prices provided by quoted markets and third-party brokers.

The standard establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three broad categories:

Level 1 Inputs – Quoted prices for identical assets and liabilities in active markets.

Level 2 Inputs – Quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; observable inputs other than quoted prices; and inputs that are derived principally from or corroborated by other observable market data.

Level 3 Inputs – Unobservable inputs reflecting the entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability.

The following table presents financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2009			December 31, 2008
(In millions)	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
Assets
Cash equivalents	$559.7	$—	$—	$342.6	$—	$—
Foreign currency forward contracts	—	—	—	—	0.7

Total	$559.7	$—	$—	$342.6	$0.7	$—

Liabilities
Foreign currency forward contracts	$—	$(28.0)	$—	$—	$(129.1)	$—
Interest rate swaps	—	(20.9)	—	—	(26.3)	—

Total	$—	$(48.9)	$—	$—	$(155.4)	$—

The foreign currency forward contracts and the interest rate swaps were recorded at fair value in our statement of financial position as follows:

	December 31, 2009		December 31, 2008
(In millions)	Foreign Currency Forward Contracts	Interest Rate Swaps	Foreign Currency Forward Contracts	Interest Rate Swap
Prepaid expenses and other current assets	$—	$—	$0.7	$—
Other accrued expenses-current	(28.0)	—	(89.9)	—
Other long-term liabilities	(0.0)	(20.9)	(39.2)	(26.3)

Net derivative liability	$(28.0)	$(20.9)	$(128.4)	$(26.3)

Derivative financial instruments are valued using an income valuation approach. The fair value of the foreign currency forward contracts is calculated as the present value of the forward rate less the contract rate multiplied by the notional amount. The fair value of the interest rate swaps is derived from discounted cash flow analyses based on the terms of the contract and the interest rate yield curve. The fair value measurements also incorporate credit risk. For derivatives in a liability position, we incorporated our own credit risk, and, for derivatives in an asset position, the counterparty’s credit risk is incorporated. To measure credit risk, we modify our discount rate to include the applicable credit spread, which is calculated as the difference between the relevant entity’s yield curve (or average yield curve for similarly rated companies, if the specific entity’s yield curve is not available) and LIBOR, for the derivative. Significant inputs to these valuation models include forward rates, interest rates and yield curves, which are obtained from third-party pricing services. These inputs are derived principally from, or corroborated by, other observable market data and are therefore considered to be Level 2 inputs. Our valuations do not include any significant Level 3, or unobservable, inputs.

The estimated fair value of long-term debt is based on indicative broker pricing. The following table presents the carrying amount and estimated fair value of long-term debt in accordance with the accounting standard for fair value measurements:

	December 31, 2009		December 31, 2008
(In millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior secured term loan (including current portion)	$1,264.3	$938.7	$1,277.2	$625.9
Incremental secured term loan due 2014	188.0	184.2	—	—
Senior fixed rate notes	182.9	128.7	400.0	167.0
Senior PIK-election notes	288.7	176.1	400.0	135.0
Senior subordinated notes	145.1	92.9	300.0	77.3

	$2,069.0	$1,520.6	$2,377.2	$1,005.2

The following table presents non-financial assets and liabilities measured at fair value on a non-recurring basis:

	December 31, 2009
(In millions)	Total	(Level 1)	(Level 2)	(Level 3)	Total Losses
Goodwill	$—	$—	$—	$—	$(340.1)
Indefinite-lived intangible assets	352.8	—	—	352.8	(108.2)
Definite-lived assets held for use	603.0	—	—	603.0	(73.0)

	$955.8	$—	$—	$955.8

The losses shown in the table above reflect impairment charges recorded during the year ended December 31, 2009. Refer to Note 9, “Goodwill and Intangibles” for further information.

7.	Product Warranty

Warranty provisions related to commercial aircraft and parts sales are determined based upon an estimate of costs that may be incurred for warranty services over the period of coverage from 1 to 10 years. We estimate our warranty costs based on historical warranty claim experience. The warranty accrual is reviewed quarterly to verify that it appropriately reflects the estimated remaining obligation based on the anticipated expenditures over the balance of the obligation period. Adjustments are made when actual warranty claim experience causes management to revise its estimates. The effects of changes in estimates are reflected in the period the estimates are revised.

Activity related to commercial aircraft and part warranty provisions, essentially all of which is recorded in other long-term liabilities on the balance sheet, was as follows:

	Successor			Predecessor
(In millions)	Year Ended December 31, 2009	Year Ended December 31, 2008	Nine Months Ended December 31, 2007	Three Months Ended March 25, 2007
Beginning balance	$67.3	$60.8	$48.1	$57.5
Accrual for aircraft and part deliveries	27.2	31.3	29.6	8.1
Reversals related to prior period deliveries	(3.2)	(7.2)	(0.9)	(9.7)
Warranty services provided	(23.4)	(17.6)	(16.0)	(4.2)

Ending balance	$67.9	$67.3	$60.8	$51.7

Warranty provisions related to aircraft deliveries on contracts accounted for using the cost-to-cost method to measure progress towards completion are recorded as contract costs as the warranty work is performed. The estimation of these costs is an integral part of the revenue recognition process for these contracts. The change from the Predecessor ending balance as of March 25, 2007 to the Successor beginning balance relates to adjustments resulting from the application of purchase accounting.

8.	Inventories, net

Inventories consisted of the following:

(In millions)	December 31, 2009	December 31, 2008
Finished goods	$157.4	$254.3
Work in process	811.2	1,038.0
Materials and purchased parts	330.3	490.0

Total	$1,298.9	$1,782.3

Net non-cash transfers of $21.5 million and $14.5 million for the years ended December 31, 2009 and December 31. 2008, respectively, were excluded from changes in inventories in the statement of cash flows for aircraft physically transferred from (to) property, plant and equipment to inventory. In connection with our interim assessment of goodwill and indefinite-lived intangible assets discussed more fully in Note 9, we reviewed the valuation of certain inventory during the third quarter of 2009 and recorded non-cash charges totaling $70.7 million to reduce inventory to net realizable value. These charges were excluded from changes in inventories in the statement of cash flows.

9.	Goodwill and Intangibles

We test goodwill for impairment at least annually during the fourth quarter of each calendar year. However, certain factors may result in the need to perform an impairment test more frequently. Based on global economic conditions and the company’s updated expectation of the timing of a business and general aviation market recovery, we concluded in the third quarter of 2009 that it was more likely than not that the fair value of one of our business segments had been reduced below its carrying value. Accordingly, we performed an interim review of the value of our goodwill and indefinite-lived intangible assets as of September 27, 2009 and updated the analysis during the fourth quarter of 2009.

The assumptions, inputs and judgments used in performing the valuation analysis are inherently subjective and reflect estimates based on known facts and circumstances at the time we perform the valuation. These estimates and assumptions primarily include, but are not limited to, the discount rate, terminal growth rate, earnings before interest, taxes, depreciation and amortization, or EBITDA, and capital expenditures forecasts. The use of different assumptions, inputs and judgments, or changes in circumstances, could materially affect the results of the valuation. Due to the inherent uncertainty involved in making these estimates, actual results could differ from our estimates. The following is a description of the valuation methodologies we used to derive the fair value of the reporting segments:

•

Income Approach: To determine fair value, we discounted the expected cash flows of the reporting units. We calculated expected cash flows using annual revenue growth rate of approximately 3% for B&GA, 3% for Trainer, and 4% for Customer Support. We used a discount rate of 13.5% for Business and General Aviation, 10.0% for Trainer, and 12.0% for the Customer Support segment, representing the estimated weighted average cost of capital, which reflects the overall level of inherent risk involved in the respective operations and the rate of return an outside investor would expect to earn. To estimate cash flows beyond the final year of our model, we used a terminal value and incorporated the present value of the resulting terminal value into our estimate of fair value.

•

Market-Based Approach: We used the guideline company method, which focuses on comparing our risk profile and growth prospects, to select reasonably similar/guideline publicly traded companies. Using the guideline company method, we selected revenue multiples below the median for our comparable companies.

•	Transaction-Based Approach: We assessed EBITDA multiples realized in actual purchase transactions of comparable companies and applied multiples to the low end of the range of comparable transactions.

Equal weightings were assigned to each of the aforementioned model results, judgmentally allocated based on the observability and reliability of the inputs, to arrive at a final fair value estimate of the reporting unit. The first step of our interim impairment analysis indicated that the fair value of each of the Company’s Trainer and Customer Support reporting units exceeded their carrying values; The fair value of the Trainer and Customer Support reporting units exceeded their carrying amounts by 35.4% and 92.0%, respectively. Changes in assumptions plus or minus 10% would not require a goodwill impairment charge for the Trainer and Customer Support reporting units. The Company’s Business and General Aviation reporting unit, however, had a fair value less than its carrying value. Accordingly, we performed the second step analysis as described in our summary of significant accounting policies footnote.

As a result of our analysis, we concluded that the implied fair value of the goodwill of our Business and General Aviation segment was zero. Accordingly, we recorded an impairment charge of $340.1 million during the year ended December 31, 2009 to reduce the carrying value to zero. The primary cause of the goodwill impairment was the overall decline in the market value of the segment as a result of the adverse global economic conditions and our expectations as to the timing of a recovery in the business and general aviation market.

Changes in the net carrying amount of goodwill for the periods shown, by reportable segment, are as follows:

Goodwill by Segment:

(In millions)	Business and General Aviation	Trainer Aircraft	Customer Support	Total
Beginning balance at March 26, 2007	$355.5	$222.0	$140.6	$718.1
Sale of product line	(2.1)	—	—	(2.1)

Balance at December 31, 2007	$353.4	$222.0	$140.6	$716.0
Purchase price allocation adjustments	(13.3)	—	4.2	(9.1)
Sale of fuel and line operations	—	—	(107.3)	(107.3)
Balance at December 31, 2008	$340.1	$222.0	$37.5	$599.6
Goodwill	$340.1	$222.0	$37.5	$599.6
Accumulated impairment losses	—	—	—	—

	340.1	222.0	37.5	599.6

Goodwill acquired during the year	—	—	—	—
Impairment losses recognized during the period	(340.1)	—	—	(340.1)

Balance at December 31, 2009	$—	$222.0	$37.5	$259.5

During the year ended December 31, 2008, the Company finalized the purchase price allocation of the Acquisition, which resulted in a net decrease in goodwill of $9.1 million. The decrease resulted from a $9.6 million adjustment to deferred tax assets in the Business and General Aviation segment coupled with purchase price adjustments of $0.5 million in the Customer Support segment. The deferred tax adjustment is due to the differing book and tax treatment of certain transaction costs related to the Acquisition that were identified during preparation of the Company’s initial U.S. federal tax return, which was filed in September 2008. The final purchase price allocation also resulted in a shift of $3.7 million of goodwill from the Business and General Aviation segment to the Customer Support segment. As discussed in Note 4, the Company completed the sale of its fuel and line operations facilities during the year ended December 31, 2008.

Indefinite-Lived Intangible Assets:

As part of the goodwill impairment test discussed above, the Company performed an assessment of the fair value of our indefinite-lived intangible assets and recorded non-cash impairment charges of $107.8 million related to the “Hawker” trade name and $0.4 million related to the “Bonanza” trade name to reduce the carrying values to fair value. The impairment was caused by a decrease in the expected cash flows from the underlying products as a result of the depressed business and general aviation market and resulting reduced production volumes and downward pricing pressure. After the impairment charges, the carrying values for the “Hawker” and “Bonanza” trade names were $196.2 million and $1.6 million, respectively. Consistent with our policy regarding impairment testing, these values will be evaluated at least annually. Worsening or elongated depressed demand in the business and general aviation market could result in additional impairment charges. The fair values of the Beechcraft, King Air, and Baron trade names exceeded their carrying values by 11%, 39%, and 61%, respectively. A change in the underlying assumptions plus or minus 10% would not result in impairment charges for those trade names.

Changes in the net carrying amount of indefinite-lived intangible assets for the periods shown, by reportable segment, are as follows:

(In millions)	Business and General Aviation	Trainer Aircraft	Customer Support	Total
Balance at January 1, 2009
Trademarks / trade names - indefinite lives	$461.0	$—	$—	$461.0
Accumulated impairment losses	—	—	—	—

	461.0	—	—	461.0
Intangibles acquired during the year	—	—	—
Impairment losses recognized during the period	(108.2)	—	—	(108.2)

Balance at December 31, 2009	$352.8	$—	$—	$352.8

Definite-Lived Intangible Assets

We also performed an analysis of the potential impairment lives of our identifiable intangible assets and recorded impairment charges totaling $73.0 million to reduce the carrying value of certain assets to their fair values. The primary reason for the impairment was a decrease in expected cash flows from the products underlying the recorded asset values due to reduced production volume and downward pricing pressures.

Changes in the net carrying amount of definite-lived intangible assets for the period shown are as follows:

(In millions)	Definite-Lived Intangibles, gross January 1, 2009	Accumulated Amortization as of January 1, 2009	Intangibles Acquired During the Period	Impairment Losses During the Period	Amortization During the Period	Definite-Lived Intangibles, net December 31, 2009	Accumulated Impairment Losses
Technological knowledge	$380.0	$(45.7)	$—	$(70.7)	$(24.6)	$239.0	$(70.7)
Customer relationships	228.0	(25.2)	—	—	(14.4)	188.4	—
Computer software	40.5	(12.5)	3.5	—	(7.8)	23.7	—
Order backlog	62.0	(43.5)	—	(1.0)	(14.9)	2.6	(1.0)
Trademarks / trade names - definite lives	6.0	(1.1)	—	(1.3)	(0.5)	3.1	(1.3)

	$716.5	$(128.0)	$3.5	$(73.0)	$(62.2)	$456.8	$(73.0)

Amortization expense was $62.2 million and $73.3 million for the years ended December 31, 2009 and December 31, 2008, respectively, $54.7 million for the nine months ended December 31, 2007, and $3.2 million for the three months ended March 27, 2007. Amortization expense is expected to approximate $53.8 million, $39.4 million, $36.7 million, $36.0 million, and $35.7 million for the years ending 2010 through 2014, respectively.

10.	Property, Plant and Equipment, net

Property, plant and equipment, net consisted of the following:

(In millions)	December 31, 2009	December 31, 2008
Land	$29.5	$29.5
Buildings and leasehold improvements	160.5	149.8
Aircraft and autos	40.9	59.0
Furniture, fixtures and office equipment	5.5	4.7
Tooling	397.5	389.3
Machinery and equipment	106.8	101.7
Construction in process	29.7	44.9

	$770.4	$778.9
Less accumulated depreciation	220.6	137.1

Property, plant and equipment, net	$549.8	$641.8

Depreciation expense was $91.0 million and $85.6 million for the years ended December 31, 2009 and December 31, 2008, respectively, $60.5 million for the nine months ended December 31, 2007, and $18.7 million for the three months ended March 25, 2007.

In conjunction with the impairment testing of our goodwill and indefinite-lived intangible assets discussed above, we also performed an analysis of the potential impairment and re-assessed the remaining asset lives of other identifiable equipment. The analysis and re-assessment resulted in an impairment charge of $22.9 million, of which $21.4 million is in cost of sales and $1.5 million is in operating expense, due to a decrease in expected cash flows from the products underlying the recorded asset values due to reduced production volume and downward pricing pressures.

Changes in the net carrying amount of property, plant and equipment for the period shown are as follows:

(In millions)	PP&E, gross January 1, 2009	Accumulated Depreciation as of January 1, 2009	Assets Acquired/ Disposed/ Transferred During the Period	Impairment Losses During the Period	Depreciation During the Period	PP&E, net December 31, 2009	Accumulated Impairment Losses
Balance at January 1, 2009
Land	$29.5	$—	$—	$—	$—	$29.5	$—
Buildings and leasehold improvements	149.8	(15.5)	12.5	(1.5)	(10.3)	135.0	(1.5)
Aircraft and autos	59.0	(9.4)	(12.4)	—	(8.3)	28.9	—
Furniture, fixtures and office equipment	4.7	(1.6)	0.8	—	(1.1)	2.8	—
Tooling	389.3	(82.2)	30.8	(21.4)	(53.8)	262.7	(21.4)
Machinery and equipment	101.7	(28.4)	5.3	—	(17.5)	61.1	—
Construction in process	44.9	—	(15.1)	—	—	29.8	—

	$778.9	$(137.1)	$21.9	$(22.9)	$(91.0)	$549.8	$(22.9)

11.	Derivatives and Hedging Activities

We use derivative instruments in the form of foreign currency forward contracts and interest rate swap contracts to hedge our economic exposure to changes in the variability of future cash flows attributable to changes in foreign exchange rates and interest rates, and, when appropriate, we designate these instruments as cash flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. We believe our derivative instruments are executed with creditworthy institutions, and we do not hold or issue derivative instruments for trading or speculative purposes.

Foreign Currency Forward Contracts

We use foreign currency forward contracts to hedge forecasted U.K. pound sterling inventory purchases. Notional amounts outstanding at December 31, 2009 and December 31, 2008 based on contract rates were $219.0 million and $599.1 million, respectively. The maturity dates of the foreign currency forward contracts outstanding at December 31, 2009 extend through January 2011. For the year ended December 31, 2009, the net loss recognized in earnings due to ineffectiveness or for foreign currency forward contracts not designated or de-designated was $26.5 million. For the year ended December 31, 2008, a net loss of $0.3 million was recognized in earnings due to hedge ineffectiveness, and a net loss of $0.6 million was recognized for foreign currency contracts not designated in a hedging relationship. For the nine months ended December 31, 2007 and the three months ended March 25, 2007, respectively, the net gain or loss recognized in earnings due to ineffectiveness was immaterial, and the net gain or loss recognized in earnings for foreign currency contracts not designated in a hedging relationship was also immaterial. At December 31, 2009, approximately $13.7 million of net losses are expected to be reclassified from accumulated other comprehensive income into earnings over the next twelve months as the underlying transactions mature and the hedged items impact earnings.

As a result of depressed demand in the business and general aviation market, we have reduced production rates and, as a result, reduced purchase volumes including previously forecast U.K. pound sterling inventory purchases. As a result, we discontinued cash flow hedge accounting for foreign currency forward contracts when the underlying inventory purchase transactions are no longer probable. The impact of the discontinuation of cash flow hedge accounting is included in the net losses discussed above. We may purchase offsetting foreign currency forward contracts as market conditions allow. We will continue to record the change in fair value of these foreign currency forward contracts in earnings until our position can be terminated.

Interest Rate Swap

We entered into an interest rate swap agreement in April 2007 to effectively convert a portion of our variable rate debt to fixed rate debt. The notional amount of the swap amortizes as follows: $420.0 million for the period from December 31, 2008 through December 30, 2009; $335.0 million for the period from December 31, 2009 through December 30, 2010; and $150.0 million for the period from December 31, 2010 through December 30, 2011.

Our counterparty syndicated 40% of the swap by entering into risk participation agreements with a subsidiary of Lehman Brothers Holding, Inc. (“Lehman”) and another financial institution. On September 15, 2008, Lehman filed for Chapter 11 bankruptcy, which triggered termination of its risk participation agreement with our counterparty. As agreed with our counterparty, the swap was amended to increase the fixed rate by four basis points to 4.95% to compensate our counterparty for assuming the additional credit risk. We de-designated the cash flow hedging relationship under the original terms of the swap and re-designated the amended swap in a new cash flow hedging relationship. The deferred loss associated with the de-designated hedge is being amortized over the life of the debt. We entered into an additional interest rate swap agreement in June 2009 to effectively convert a portion of our variable rate debt to fixed rate debt. The notional amount of the swap is $300.0 million and matures on June 30, 2011. The rate of the swap is 1.58%.

For the years ended December 31, 2009 and December 31, 2008, we reclassified a loss of $5.6 million and $6.9 million, respectively, from accumulated other comprehensive loss into interest expense related to the de-designation of the original hedging relationship. For the years ended December 31, 2009 and December 31, 2008, no ineffectiveness was recognized for the new hedging relationship. At December 31, 2009, a loss of approximately $2.8 million is expected to be reclassified from accumulated other comprehensive loss into interest expense over the next twelve months related to the de-designation of the original hedging relationship.

The following tables disclose the effects derivative instruments have on our statements of financial position, operations, and cash flows:

	December 31, 2009
(In millions)	Statement of Financial Position Location	Fair Value
Derivatives designated as hedging instruments

Interest rate contracts	Accrued retiree benefits and other long-term liabilities	$18.1
Foreign exchange contracts, current	Other accrued expenses	13.1
Foreign exchange contracts, non-current	Accrued retiree benefits and other long-term liabilities	0.0

Total derivatives designated as hedging instruments		$31.2

Derivatives not designated as hedging instruments
Foreign exchange contracts, current	Other accrued expenses	$14.9

Interest rate contracts	Accrued retiree benefits and other long-term liabilities	2.8

Total derivatives not designated as hedging instruments		$17.7

Total derivatives		$48.9

The Effect of Derivative Instruments on the Statement of Financial Performance

(In millions)

		Amount of Gain/(Loss) Recognized in Income on Derivative
Derivatives Not Designated as Hedging Instruments under	Location of Gain/(Loss) Recognized in Income on Derivative	Year ended December 31, 2009
Interest rate contracts	Interest expense, net	$(5.6)
Foreign exchange contracts	Cost of sales	$(26.5)

Total		$(32.1)

	Amount of Gain/(Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain/ (Loss) Recognized from Accumulated OCI into Income (Effective Portion)	Amount of Gain/(Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain/(Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain/(Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Derivatives in Cash Flow Hedging Relationships	Year ended December 31, 2009		Year ended December 31, 2009		Year ended December 31, 2009
Interest rate contracts	$9.5	Interest expense, net	$—	Interest expense, net	$—
Foreign exchange contracts	26.8	Cost of sales	(29.7)	Cost of sales	—

Total	$36.3		$(29.7)		$—

12.	Restructuring

During the year ended December 31, 2009, we undertook several restructuring actions in response to reduced aircraft production rates due to weakening in the global economy and decreased demand in the business and general aviation industry. During the years ended December 31, 2009 and December 31, 2008, we recorded pre-tax charges of $34.1 million and $1.0 million, respectively, related to restructuring costs, costs to exit facilities, and related items, net, on our Consolidated Statements of Operations, as follows:

•	Workforce Reduction. A $29.0 million charge related to our decision to reduce staffing; and

•	Exit and Other Consolidation Activities. A $3.8 million charge related to the exit from a leased facility; and a $1.3 million charge for other consolidation activities.

The following table shows pre-tax charges by segment :

(In millions)	Year Ended December 31, 2009
Business and General Aviation	$32.3
Trainer Aircraft	1.0
Customer Support	0.8

Total	$34.1

The following table shows changes in our restructuring and other reserve balances:

	Facilities and Other Consolidation Costs	Severance and Related Costs	Total
(In millions)	Year Ended December 31, 2009	Year Ended December 31, 2009	Year Ended December 31, 2009
Beginning balance	$—	$0.2	$0.2
Accruals	5.1	29.0	34.1
Payments	(4.2)	(27.4)	(31.6)

Ending balance	$0.9	$1.8	$2.7

The facilities and other consolidation costs represent costs related primarily to future lease payments for facility closures.

13.	Debt and Notes Payable

Debt and notes payable consisted of the following:

(In millions)	December 31, 2009	December 31, 2008
Short-term debt:
Notes payable	$60.2	$113.6
Revolving Credit Facility	235.0	—
Current portion of long-term debt	15.0	13.0

Total short-term debt	$310.2	$126.6

Senior secured term loan due 2014	$1,264.3	$1,277.2
Incremental secured term loan due 2014	188.0	$—
Senior fixed rate notes due 2015	182.9	400.0
Senior PIK-election notes due 2015	288.7	400.0
Senior subordinated notes due 2017	145.1	300.0

Long-term debt	2,069.0	2,377.2
Less current portion	15.0	13.0

Long-term debt, net of current portion	2,054.0	2,364.2

Total Indebtedness	$2,364.2	$2,490.8

Notes payable represents a deferred payment obligation to a supplier under which the supplier is paid by the lender upon our receipt of goods, and we pay the lender within 155 days under the terms of the underlying short-term promissory notes, with interest determined at the five month LIBOR plus 5.00% for those notes issued after May 1, 2009. The weighted-average interest rate for the notes payable outstanding at December 31, 2009 and 2008, was 5.50% and 3.62%, respectively. The Company treats the issuance of these notes payable as a non-cash financing transaction and issued $148.9 million and $214.3 million of notes during the years ended December 31, 2009 and December 31, 2008, respectively.

In March 2007, in connection with the Acquisition, we executed a $1,810.0 million credit agreement that included a $1,300.0 million secured term loan, a $400.0 million secured revolving credit facility and a $110.0 million synthetic letter of credit facility. In March 2008, we reduced the synthetic letter of credit facility to $75.0 million. At December 31, 2009, we had issued letters of credit totaling $57.3 million under the synthetic facility.

In December 2008, we amended the credit agreement to allow us to prepay, up to a maximum of $300.0 million, the secured term loan at a discount price to par to be determined pursuant to certain auction procedures.

Also in March 2007, in connection with the Acquisition, HBAC issued $1,100.0 million of notes, including $400.0 million of senior fixed rate notes due April 2015, $400.0 million of senior PIK-election notes due April 2015 and $300.0 million of senior subordinated notes due April 2017. In February 2008, HBAC exchanged these notes for new notes with identical terms, except that the new notes have been registered under the Securities Act of 1933 and do not bear restrictions on transferability mandated by the Securities Act of 1933 or certain penalties for failure to file a registration statement relating to the exchange. The notes are unsecured obligations and are guaranteed by certain current and future 100%-owned subsidiaries that guarantee HBAC’s obligations under the senior secured credit facilities. Interest on the notes is paid semi-annually on April 1 and October 1. The interest rate for the senior fixed rate notes and senior subordinated notes is 8.50% and 9.75%, respectively, and is payable in cash. HBAC may elect to pay interest on the senior PIK-election notes, at its option: entirely in cash, entirely by increasing the principal amount of the senior PIK-election notes (“PIK interest”), or 50% cash interest and 50% PIK interest. Cash interest will accrue at a rate of 8.875% per annum and PIK interest will accrue at a rate of 9.625% per annum. HBAC elects the form of interest payment with respect to each interest period prior to the beginning of the applicable interest period.

On June 2, 2009, we completed a cash tender offer to purchase a portion of our outstanding Senior Fixed Rate Notes, Senior PIK-Election Notes and Senior Subordinated Notes. The tender offer resulted in the purchase of $274.5 million aggregate principal amount of our debt securities for $96.1 million in cash, realizing a net gain of $175.0 million after considering transaction fees, a $3.8 million charge to reduce the carrying value of deferred debt issuance cost for the portion of the notes purchased and an allocation of a portion of the cash settlement amount to the accrued but unpaid PIK interest which would have increased the principal balance of the Senior PIK-Election Notes had the underlying notes not been purchased. During the first quarter of 2009, we purchased $222.1 million of our outstanding notes for $41.0 million in cash, realizing a net gain of $177.1 million after considering a $4.0 million charge to reduce the carrying value of deferred debt issuance cost for the portion related to the notes purchased. We also paid $2.6 million in accrued but previously unpaid interest on the Senior Fixed Rate Notes and Senior Subordinated Notes purchased. The tender offer, along with open market purchases executed in the first quarter of 2009, resulted in an aggregate purchase of $496.6 million of our debt securities, realizing a net cumulative gain of $352.1 million during the year ended December 31, 2009.

On November 6, 2009, we further amended our credit agreement (the “Second Amendment”). The Second Amendment provides that compliance with the maximum consolidated secured debt ratio test under the Credit Agreement is waived. The continuing effectiveness of this waiver is subject to the condition that we shall not have made a restricted payment pursuant to certain available restricted payment baskets under the Credit Agreement. If this condition fails to be satisfied, then the waiver of the consolidated secured debt ratio covenant will be revoked and we will be required to comply (and, with respect to the two most recently completed fiscal quarters as of the earliest date that such condition shall fail be satisfied, to have complied) with the maximum consolidated secured debt ratio test in the Credit Agreement.

The Second Amendment added a new minimum liquidity covenant which requires our unrestricted cash plus available commitments under our revolving credit facility, determined in each case as of the last day of such fiscal quarter, must be not less than $162.5 million.

In addition, the Second Amendment added a new Adjusted EBITDA covenant requiring that, to the extent the consolidated secured debt ratio covenant is waived as described above, for any fiscal quarter beginning with the second quarter of 2011 for which any revolving facility commitment is outstanding on the last day of such fiscal quarter we must maintain a certain minimum Adjusted EBITDA as specified in the Second Amendment.

The initial effectiveness of the Second Amendment was conditioned upon, among other items, our repayment of $125.0 million of our outstanding borrowings under the revolving credit facility and the permanent reduction of commitments under the revolving credit facility by $137.0 million (including amounts committed by Lehman Brothers). Following the reduction in commitments, the total availability under the revolving credit facility is $240.0 million after considering the expected reduction due to the Lehman Brothers bankruptcy discussed above.

On November 25, 2009, we entered into an Incremental Facility Supplement Agreement. Pursuant to the terms of the agreement, we were provided $200.0 million of new term loans (the “Series A New Term Loans”) under the incremental facilities provisions of the Credit Agreement. We paid a fee to the lenders on closing, in the form of an Original Issue Discount, equal to 6.0% of the agreement principal amount of the Series A New Term Loans. Capitalized deferred financing costs and original issue discount are being amortized over the term of the related debt using the effective interest method.

Subsequent to December 31, 2009, we fully repaid the $235.0 million of outstanding borrowings under the revolving credit facility.

Our financing arrangements contain a number of customary covenants and restrictions, and we were in compliance with these covenants as of December 31, 2009.

The minimum principal repayment requirements on long-term debt are as follows:

(In millions)
2010	$15.0
2011	15.0
2012	15.0
2013	15.0
2014	1,403.8
Thereafter	616.7

Total	$2,080.5

Original Issue Discount	11.5

Total, net	$2,069.0

14.	Income Taxes

HBAC is included in the consolidated U.S. federal tax return of HBI. RA’s operating results were included in Raytheon’s consolidated U.S. federal tax return. The provision for income taxes in these financial statements reflects income taxes as if the businesses were stand-alone entities and filed separate income tax returns, paying applicable tax based on their separate taxable income and associated tax attributes.

The components of income (loss) before income taxes were:

	Successor			Predecessor
(In millions)	Year Ended December 31, 2009	Year Ended December 31, 2008	Nine Months Ended December 31, 2007	Three Months Ended March 25, 2007
U.S.	$(517.5)	$(66.3)	$(9.6)	$18.5
Non-U.S.	5.5	11.6	4.6	(1.9)

Total	$(512.0)	$(54.7)	$(5.0)	$16.6

The provision for income taxes differs from the U.S. statutory rate due to the following:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Nine Months Ended December 31, 2007	Three Months Ended March 25, 2007
Statutory tax rate	35.0%	35.0%	35.0%	35.0%
Meals and entertainment	(0.1)	(1.0)	(6.3)	0.5
Domestic manufacturing deduction	—	—	7.0	—
Research and development credit	0.8	4.5	39.3	(4.0)
State taxes net of federal benefit	1.3	12.4	39.6	3.4
ESOP dividend deduction benefit	—	—	—	(1.4)
Impairment of non-deductible goodwill	(4.1)	—	—	—
Non-deductible costs	(0.1)	(0.3)	(1.7)	1.2
Interest on FIN 48 reserves	—	—	—	3.0
Change in valuation allowance	(26.2)	(239.0)	—	—
Other comprehensive income transactions	5.0	—	—	—
Other, net	0.3	1.0	1.2	0.9

Effective tax rate	11.9%	(187.4)%	114.1%	38.6%

Income tax expense/(benefit) consisted of the following:

	Successor			Predecessor
(In millions)	Year Ended December 31, 2009	Year Ended December 31, 2008	Nine Months Ended December 31, 2007	Three Months Ended March 25, 2007
Current tax expense
U.S. federal	$—	$(0.3)	$3.0	$0.6
Non-U.S.	2.3	3.6	2.4	—
U.S. state	1.0	1.5	0.6	—

Total current	3.3	4.8	6.0	0.6

Deferred tax expense
U.S. federal	(52.5)	85.1	(7.1)	5.8
Non-U.S.	—	1.0	(1.0)	(0.6)
U.S. state	(11.5)	11.6	(3.7)	0.6

Total non-current	(64.0)	97.7	(11.8)	5.8

Total provision for (benefit from) income taxes	$(60.7)	$102.5	$(5.8)	$6.4

The tax effects of temporary differences that give rise to significant portions of our net deferred tax assets and liabilities were as follows:

(In millions)	December 31, 2009	December 31, 2008
Current deferred tax assets (liabilities)
Compensation accruals	$12.6	$17.2
Inventory and contracts in process	36.1	(3.7)
Accruals and reserves	60.1	47.4
Prepaid expenses	(2.3)	(2.9)
Valuation allowance	(81.8)	(77.3)
Other	0.4	(0.1)

Deferred income taxes - current	$25.1	$(19.4)

Non-current deferred tax assets (liabilities)
Compensation accruals	$5.9	$6.0
Depreciation and amortization	103.2	(59.0)
Accruals and reserves	22.9	22.4
Pension benefits	114.0	133.3
Forward contracts	15.8	58.4
Credits and NOL’s	137.6	31.9
Valuation allowance	(297.9)	(219.6)
Cancellation of debt income	(139.2)	—
Other	2.1	2.2

Deferred income taxes - non-current	$(35.6)	$(24.4)

We have not provided for U.S. deferred income taxes or foreign withholding tax on undistributed earnings from our non-U.S. subsidiaries because such earnings are considered to be permanently reinvested. This amount becomes taxable upon a repatriation of assets from the subsidiary or a sale or liquidation of the subsidiary. The amount of such temporary differences totaled $4.1 million at December 31, 2009. Determination of the amount of any unrecognized deferred U.S. income tax liability or withholding taxes on this temporary difference is not practicable.

Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce deferred income tax assets to an amount that, in the opinion of management, will more likely than not be realized.

At December 31, 2008, we recorded a valuation allowance in the amount of $296.9 million against our net deferred tax assets (excluding “naked credits”). Naked credits refer to deferred tax liabilities associated with the tax amortization of goodwill and indefinite lived intangible assets that are not amortized for financial reporting purposes. The deferred tax liability remains on the balance sheet indefinitely until such time the related assets are impaired or the business to which those assets relate are disposed of. Since the deferred tax liability could have an indefinite life, it is not netted against our deferred tax assets when determining the required valuation allowance. The valuation allowance was established based upon management’s assessment of all available evidence, both positive and negative, including current and historical operating results, future income projections and potential tax-planning strategies. The conclusion was based primarily on our cumulative pretax losses in recent years and the need to generate significant amounts of taxable income in future periods in order to utilize existing deferred tax assets. During 2009, we released the valuation allowance against foreign deferred tax assets, resulting in a $0.1 million tax benefit, based on our foreign jurisdictions ability to continue generating operating profits. We intend to maintain a full valuation allowance on our U.S. deferred income tax assets until sufficient positive evidence related to sources of future taxable income exists to support its reversal. The change in the valuation allowance as of December 31, 2009 was an increase of $82.8 million.

The 2009 income tax benefit on continuing operations of $60.7 million includes a tax benefit of $28.8 million, with a corresponding income tax expense in other comprehensive income, attributable to other comprehensive income items resulting from the application of the intraperiod tax allocation rules. Also included is a tax benefit of $36.5 million from the reversal of deferred income taxes related to the impairment of goodwill and indefinite-lived intangibles, offset by $4.6 million of tax expense primarily related to state, local, and foreign jurisdictions.

HBAC has net operating losses and tax credit carryforwards at December 31, 2009 as follows:

(In millions)
Federal net operating loss carryforwards beginning to expire in 2028	$299.4
Federal credit carryforwards beginning to expire in 2017	14.8
State credit carryforwards with no expiration	5.8
State credit carryforwards beginning to expire in 2018	3.2
State net operating loss carryforwards beginning to expire in 2013	18.8

We recorded a full valuation allowance against the above net operating losses and tax credit carryforwards with the exception of a portion of our state credit carryforwards with no expiration.

On March 26, 2007, we adopted guidance which clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. To the extent that our assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made.

The reconciliation of unrecognized tax benefits is as follows:

(In millions)	Year Ended December 31, 2009	Year Ended December 31, 2008	Nine Months Ended December 31, 2007
Beginning balance	$13.4	$14.0	$11.8
Increases - tax positions taken in prior periods	8.5	0.7	—
Decreases - tax positions taken in prior periods	(2.1)	(3.0)	—
Current tax period positions	2.9	1.7	2.4
Settlements	—	—	(0.2)

Ending balance	$22.7	$13.4	$14.0

Included in the balance of unrecognized tax benefits at December 31, 2009, December 31, 2008 and December 31, 2007, respectively, are $1.1 million, $0.5 million and $0.1 million of tax benefits that, if recognized, would affect the effective tax rate. We recognize interest expense and penalties accrued on unrecognized tax benefits within income tax expense. During 2008 and 2009, we recognized interest expense of $0.2 million and $0.0 million, respectively. No interest expense was recognized in 2007 or accrued as of December 31, 2007 as this was our initial tax year. As of December 31, 2009 and December 31, 2008, we have accrued interest of $0.2 million and $0.2 million, respectively, related to uncertain tax positions. We are not currently under audit with the Internal Revenue Service or any state taxing authorities for the 2007 and 2008 open tax years. We expect no material change related to our current tax positions in our recorded unrecognized tax benefit in the next 12 months.

15.	Pension and Other Employee Benefits

We have defined benefit pension and retirement plans covering the majority of our employees hired prior to January 1, 2007 (“Pension Benefits”). In addition to providing Pension Benefits, we provide certain health care and life insurance benefits to retired employees through other postretirement defined benefit plans (“Other Benefits”).

The following table outlines the components of net periodic benefit cost for Pension Benefits:

	Pension Benefits
	Successor			Predecessor
(In millions)	Year Ended December 31, 2009	Year Ended December 31, 2008	Nine Months Ended December 31, 2007	Three Months Ended March 25, 2007
Service cost	$27.3	$24.2	$18.9	$6.6
Interest cost	56.7	53.0	37.1	13.8
Expected return on plan assets	(60.6)	(65.2)	(46.3)	(17.1)
Amortization of prior service cost	2.2	0.7	—	0.9
Amortization of loss (gain)	7.3	(5.0)	—	—
Recognized net actuarial loss	—	—	—	4.2
Loss due to curtaiments/settlements	5.5	—	—	—

Net benefit cost	$38.4	$7.7	$9.7	$8.4

The $5.5 million curtailment charge is related to our defined benefit pension plans for our salaried (“Salaried Plan”) and hourly (“Hourly Plan”) employees. This charge relates to the impact on the plans of workforce reductions announced during 2009. The net periodic benefit cost for RA includes expense from the United Kingdom Pension Benefits plans of $0.8 million for the three months ended March 25, 2007. As part of the Acquisition, Raytheon retained the United Kingdom Pension Benefits plans and their associated assets and liabilities.

The following table outlines the components of net periodic benefit cost for Other Benefits:

	Other Benefits
	Successor			Predecessor
(In millions)	Year Ended December 31, 2009	Year Ended December 31, 2008	Nine Months Ended December 31, 2007	Three Months Ended March 25, 2007
Service cost	$0.6	$0.6	$0.5	$0.2
Interest cost	1.1	1.1	0.8	0.2
Amortization of transition obligation	—	—	—	0.2

Net benefit cost	$1.7	$1.7	$1.3	$0.6

Any previously unrecognized deferred amounts, such as demographic or asset gains or losses and the impact of historical plan changes, are included in accumulated other comprehensive loss. These amounts are amortized from accumulated other comprehensive loss to net periodic benefit cost when recognized.

The following tables show changes in the benefit obligation and plan assets and funded status of both Pension Benefits and Other Benefits. Benefit obligation balances presented below reflect the projected benefit obligation (“PBO”) for our Pension Benefits and accumulated postretirement benefit obligations (“APBO”) for our Other Benefits.

	Pension Benefits
(In millions)	Year Ended December 31, 2009	Year Ended December 31, 2008
Change in benefit obligation
Beginning balance	$929.9	$828.4
Service cost	27.3	24.2
Interest cost	56.7	53.0
Actuarial (gain) loss	16.0	36.9
Plan amendments	—	27.3
Plan curtailments	(5.7)	—
Benefits paid	(43.4)	(39.9)

Ending balance	$980.8	$929.9

Change in plan assets
Beginning balance at fair value	$618.7	$829.1
Actual return on plan assets	107.9	(171.1)
Company contributions	0.8	0.6
Benefits paid	(43.4)	(39.9)

Ending balance at fair value	$684.0	$618.7

Funded status	$(296.8)	$(311.2)

	Year Ended December 31, 2009	Year Ended December 31, 2008
Amounts recognized in Statement of Financial Position consist of:
Current liabilities	$(0.5)	$(0.4)
Noncurrent liabilities	(296.3)	(310.8)

Total amount recognized	$(296.8)	$(311.2)

Plan assets are measured at December 31 of each year.

	Other Benefits
(In millions)	Year Ended December 31, 2009	Year Ended December 31, 2008
Change in benefit obligation
Beginning balance	$18.2	$17.5
Service cost	0.6	0.6
Interest cost	1.1	1.1
Plan participants’ contributions	1.3	0.5
Actuarial (gain) loss	(6.6)	0.2
Benefits paid	(1.7)	(1.7)

Ending balance	$12.9	$18.2

Change in plan assets
Beginning balance at fair value	$—	$—
Company contributions	0.4	1.2
Plan participants’ contributions	1.3	0.5
Benefits paid	(1.7)	(1.7)

Ending balance at fair value	$—	$—

Funded status	$(12.9)	$(18.2)

	Other Benefits
	Year Ended December 31, 2009	Year Ended December 31, 2008
Amounts recognized in Statement of Financial Position consist of:
Current liabilities	$(0.6)	$(1.0)
Noncurrent liabilities	(12.3)	(17.2)

Total amount recognized	$(12.9)	$(18.2)

Amounts recognized in accumulated other comprehensive loss for Pension Benefits are as follows:

	Pension Benefits	Pension Benefits
(In millions)	Year Ended December 31, 2009	Year Ended December 31, 2008
Prior service (cost)	$(18.9)	$(26.6)
Net (loss)	(188.8)	(233.1)

Total amount in accumulated other comprehensive income	$(207.7)	$(259.7)

Amounts recognized in accumulated other comprehensive income for Other Benefits are as follows:

(In millions)	Year Ended December 31, 2009	Year Ended December 31, 2008
Net gain (loss)	$6.9	$0.3

Total amount in accumulated other comprehensive income	$6.9	$0.3

The amounts in accumulated other comprehensive loss at December 31, 2009 expected to be recognized as components of net periodic benefit cost in 2010 are as follows:

(In millions)	Pension Benefits	Other Benefits
Net loss (gain)	$12.1	$(0.5)
Prior service cost	1.8	—

Total amount recognized	$13.9	$(0.5)

The net periodic benefit cost assumptions for Pension Benefits were as follows:

	Pension Benefits
	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Nine Months Ended December 31, 2007	Three Months Ended March 25, 2007
Discount rate	6.25%	6.50%	6.00%	5.89%
Expected rate of return on plan assets	8.00%	8.00%	8.00%	8.42%
Rate of compensation increase	3.50%	4.50%	4.50%	4.40%

The following table summarizes the weighted average actuarial assumptions used to determine the benefit obligations of our plans at the measurement date:

	Pension Benefits		Other Benefits
	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2008
Discount rate	6.0%	6.3%	5.75%	6.50%
Rate of compensation increase	3.5%	3.5%	3.50%	3.50%

To develop the expected rate of return on plan assets assumption, the Company performs periodic studies which consider asset allocation strategies, recent and anticipated future long-term performance of individual asset classes, and the associated risk. The potential exists to either outperform or under perform the broader markets.

The net periodic benefit cost assumptions for Other Benefits were as follows:

	Other Benefits
	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Nine Months Ended December 31, 2007	Three Months Ended March 25, 2007
Discount rate	6.50%	6.50%	6.00%	5.75%
Health care trend rate in the next year	8.50%	8.50%	9.50%	9.50%
Gradually declining to an ultimate trend rate of:	5.00%	5.00%	5.00%	5.00%
Year that the rate reaches ultimate trend rate:	2015	2015	2015	2015

The effect of a 1% increase or (decrease) in the assumed health care trend rate for each future year for the aggregate of service cost and interest cost is $0.1 million and $(0.1) million, respectively, and for the APBO is $1.0 million or $(0.9) million, respectively.

The defined benefit pension plan seeks to match the long-term nature of its funding obligations with investment objectives for long-term growth and income. Defined benefit pension plan assets are invested in accordance with sound investment practices that emphasize long-term investment fundamentals. The defined benefit pension plan recognizes that assets are exposed to risk and the market value of assets may vary from year to year. Potential short-term volatility, mitigated through a well-diversified portfolio structure, is acceptable in accordance with the objective of capital appreciation over the long-term.

The asset allocation strategy employed in the defined benefit pension plan reflects the Company’s return objectives and risk tolerance. Asset allocations and targets, expressed as a percentage of the market value of the Retirement Plan, are summarized in the table below:

	December 31, 2009	December 31, 2008	Target Mix
Equity securities	54.1%	48.8%	50.0%
Debt securities	38.0%	40.0%	40.0%
Other	7.9%	11.2%	10.0%

	100.0%	100.0%	100.0%

These assets consist primarily of publicly-traded equity securities and publicly-traded fixed income securities.

Due to the dynamic nature of market value fluctuations, defined benefit pension plan assets will require rebalancing from time-to-time to maintain the target asset allocation. The defined benefit pension plan recognizes the importance of maintaining a long-term strategic allocation and does not intend any tactical asset allocation or market timing asset allocation shifts.

The defined benefit pension plan uses outside consultants and outside investment managers to aid in the determination of asset allocation and the management of actual plan assets, respectively.

Management is reviewing changes to the defined benefit pension plan’s investment strategy to reduce the year-to-year volatility of the funded status and the level of contributions. Options being considered include extending the duration of the Plan’s investments as well as changes to the target asset allocation to more closely align with the defined benefit pension plan’s long-term obligations.

Investment Valuation

The Retirement Plan assets are valued under the current fair value framework. See Note 6 for further discussion regarding the definition and levels of fair value hierarchy established by guidance.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. Below is a listing of the major categories of plan assets held as of December 31, 2009, as well as the associated level within the fair value hierarchy in which the fair value measurements in their entirety fall (based on the lowest level input that is significant to the fair value measurement in its entirety):

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$0.2	$4.8	$—	$5.0
Convertible securities	—	$0.1	—	$0.1
Equity securities	363.2	—	—	363.2
Fixed income securities	17.8	253.0	—	270.8
Futures contracts	(0.2)	—	—	(0.2)
Private equity securities	—	—	2.9	2.9
Balanced funds	—	51.2	—	51.2

Total	$381.0	$309.1	$2.9	$693.0

Cash				0.2
Receivables				9.6
Payables				(18.8)

Total				$684.0

The table listed below provides a reconciliation of the beginning and ending net balances for assets measured at fair value and classified as Level 3 in the fair value hierarchy.

Balance, beginning of year	$10.7
Acquisitions	0.6
Unrealized loss	(8.4)

Balance, end of year	$2.9

The funds that have been determined to be Level 2 investments within the fair value hierarchy are priced using indirectly observable (market-based) information. The Level 2 funds do not have market data available; however, the underlying securities held by those funds do have published market data available.

The funds that have been determined to be Level 3 investments within the fair value hierarchy are priced using unobservable inputs. There are three valuation techniques that can be used, the market, income or cost approach. The appropriateness of each valuation technique depends on the type of asset or business being valued. Key inputs used to determine fair value include, among others, revenue and expense growth rates, terminal capitalization rates and discount rates.

We expect total contributions, both required and discretionary, to the Pension Benefits and Other Benefits plans to be approximately $19.1 million and $0.6 million, respectively, in 2010.

The projected benefit obligation and fair value of plan assets for Pension Benefits plans with projected benefit obligations in excess of plan assets were $980.8 million and $684.0 million, respectively, at December 31, 2009 and $929.9 million and $618.7 million, respectively, at December 31, 2008.

The accumulated benefit obligation and fair value of plan assets for all Pension Benefits plans with accumulated benefit obligations in excess of plan assets were $945.5 million and $684.0 million, respectively, at December 31, 2009, and $880.3 million and $618.7 million, respectively, at December 31, 2008. The accumulated benefit obligation for all Pension Benefits plans was $945.5 million and $880.3 million at December 31, 2009 and 2008, respectively.

The table below reflects the total Pension Benefits expected to be paid from the plans or from the Company’s assets, including both the Company’s share of the benefit cost and the participants’ share of the cost, which is funded by participant contributions. Other Benefits payments reflect the Company’s portion only.

(In millions)	Pension Benefits	Other Benefits
2010	$46.0	$0.6
2011	48.2	0.7
2012	51.1	0.8
2013	54.2	0.9
2014	57.0	1.1
2015-2020	335.8	33.8

Total	$592.3	$37.9

Defined Contribution Plans

We maintain a 401(k) defined contribution plan under which covered employees are allowed to contribute up to a specific percentage of their eligible compensation. Prior to October 5, 2009, we matched (“HBAC Match”) employee contributions up to a maximum of four percent of eligible compensation. Total HBAC Match expense was $13.8 million, $18.3 million and $11.9 million for the years ended December 31, 2009, December 31, 2008, and for the nine months ended December 31, 2007, respectively. The Predecessor had a similar plan under which it recognized cost of $4.1 million for the three months ended March 25, 2007. The company match was suspended indefinitely, effective October 5, 2009.

We maintain a retirement investment savings plan (“RISP”) for certain U.S. employees who were hired on or after January 1, 2007. These employees will participate in the RISP in place of the defined benefit plans described above. HBAC contributes to a covered employee’s Hawker Beechcraft Savings and Investment Plan (“HBSIP”) account up to a maximum of 9% of the employee’s eligible compensation based on the employee’s age and tenure. Total cost recognized for the RISP was $3.6 million $3.4 million for the years ended December 31, 2009 and December 31, 2008, respectively, and $0.7 million for the nine months ended December 31, 2007. The Predecessor had a similar RISP and recognized cost for its plan of less than $0.1 million for the three months ended March 25, 2007.

As a result of the Acquisition, HBAC implemented a defined contribution benefit plan for its employees in the United Kingdom, and, for the years ended December 31, 2009 and December 31, 2008 and the nine months ended December 31, 2007, recognized cost of $1.0 million, $1.1 million and $0.8 million, respectively, for this plan.

16.	Stock-Based Compensation

Share-based compensation expense is measured at the grant date based on the calculated fair value of the award. The expense is recognized over the requisite service period, which is generally the vesting period of the award. HBAC uses the graded vesting method to amortize compensation expense for awards with a service condition. Compensation expense for awards with a performance condition is recognized in the period in which achievement of the performance condition is probable. The related excess tax benefit received upon exercise of stock options or vesting of restricted stock, if any, to be reflected in the statement of cash flows as a financing activity rather than as an operating activity.

Share-based compensation expense was as follows:

	Successor			Predecessor
(In millions)	Year Ended December 31, 2009	Year Ended December 31, 2008	Nine Months Ended December 31, 2007	Three Months Ended March 25 2007
Share-based compensation expense	$3.3	$7.6	$12.5	$1.2
Income tax benefit	(1.3)	(3.0)	(4.9)	(0.4)

Net share-based compensation expense	$2.0	$4.6	$7.6	$0.8

As described in the Successor section below, awards for the Successor period relate to stock options and restricted stock awards granted by HBI to the employees of HBAC. During the Predecessor periods, RA employees participated in Raytheon’s various employee stock plans, as described in the Predecessor section below.

Successor

Hawker Beechcraft, Inc. 2007 Stock Option Plan

Following the Acquisition, HBI implemented the Hawker Beechcraft, Inc. 2007 Stock Option Plan, which permits the grant of nonqualified stock options for up to 9.8 million shares. Option awards are generally granted with an exercise price equal to the established price of HBI’s stock, as set by the HBI Board of Directors, at the date of grant. Option awards generally vest based on future service, ranging from one to five years, or upon achieving certain financial performance targets over the next five years. The stock options terminate ten years from the date of grant.

HBAC applied the fair value provisions to value the stock option awards. The fair value of the stock options at the date of grant was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31, 2009	Year Ended December 31, 2008		Nine Months Ended December 31, 2007
	Service Vesting	Service Vesting	Performance Vesting	Service Vesting	Performance Vesting
Expected term in years	6.5	6.5	6.3	6.5	6.4
Expected volatility	40.5%	37.0%	37.4%	41.4%	40.7%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%
Risk-free interest rate	2.7%	3.4%	3.3%	5.0%	5.0%
Weighted-average grant date fair value per option	$3.14	$5.22	$5.22	$4.99	$4.89

The expected term represents the period of time the options are expected to be outstanding and was determined using the simplified method. The expected term assumption incorporates the contractual term of an option grant, which is ten years, as well as the vesting period of the award, which is generally five years. The expected volatility assumption was calculated by averaging the historical volatility of a peer group of publicly-traded aerospace and defense companies over a term equal to the expected term of the option granted. The risk-free interest rate reflects the yield on a zero-coupon U.S. Treasury bond over the expected term of the option granted.

Stock option activity for the Successor was as follows:

	Year Ended December 31, 2009		Year Ended December 31, 2008		Nine Months Ended December 31, 2007
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price

Service-Vesting
Outstanding at beginning of period	2,986,724	$10.28	3,710,678	$10.00	—	$—
Granted	1,140,469	8.00	461,630	12.06	3,803,643	10.00
Exercised	—	—	(98,415)	10.00	—	—
Forefeited or expired	(432,806)	10.60	(1,087,169)	10.11	(92,965)	10.00

Outstanding at end of period	3,694,387	$9.59	2,986,724	$10.28	3,710,678	$10.00

Vested and nonvested expected to vest	3,639,949	$9.56	2,835,404	$10.26	3,339,217	$10.00

Exercisable	1,270,032	$10.21	1,029,293	$10.01	33,200	$10.00

Performance-Vesting
Outstanding at beginning of period	3,056,104	$10.29	4,131,604	$10.00	—	$—
Granted	1,196,719	8.00	492,310	12.03	4,245,148	10.00
Exercised	—	—	(57,496)	10.00	—	—
Forefeited or expired	(762,300)	10.51	(1,510,314)	10.08	(113,544)	10.00

Outstanding at end of period	3,490,523	$9.52	3,056,104	$10.29	4,131,604	$10.00

Vested and nonvested expected to vest	2,657,016	$9.25	2,223,270	$10.26	3,722,692	$10.00

Exercisable	780,894	$10.00	780,894	$10.00	—	$—

We recognized stock-based compensation expense of $3.3 million, $7.6 million and $12.5 million for the years ended December 31, 2009 and 2008 and the nine months ended December 31, 2007, respectively, in selling, general and administrative expenses. The expense associated with the 2008 Performance Vesting options was reversed in the third quarter of 2008.

In the fourth quarter of 2008, the Company’s Chief Executive Officer announced his plan to retire from the Company and entered into a Separation Agreement with the Company on November 21, 2008 (the “Separation Date”), resulting in the forfeiture of 759,577 service-vesting stock options and 1,139,366 performance-vesting stock options. Consequently, the Company reversed $1.5 million of expense previously recognized for the service-vesting stock options under the graded vesting method.

Service-vesting and performance-vesting stock options vested and expected to vest at December 31, 2009 had weighted-average remaining contractual lives of 7.4 years and 7.8 years, respectively. The stock options had no aggregate intrinsic value at December 31, 2009.

Service-vesting and performance-vesting stock options exercisable at December 31, 2009 had weighted-average remaining contractual lives of 5.3 years and 5.4 years, respectively. The stock options had no aggregate intrinsic value at December 31, 2009.

The total fair value of stock options vested during the years ended December 31, 2009 and December 31, 2008 and the nine months ended December 31, 2007 was $3.0 million, $9.1 million and $0.2 million, respectively. At December 31, 2009, there was $5.4 million of compensation expense related to nonvested stock options not yet recognized, which is expected to be recognized over a weighted-average period of 1.9 years.

Hawker Beechcraft, Inc. Employee Equity Investment Plan

On the date of the Acquisition, HBAC (former RA) employees ceased their employment with Raytheon. Accordingly, Raytheon’s obligation for any nonvested restricted stock or stock option awards held by those employees was terminated. The stock purchase agreement provided that the value of these nonvested awards held by the employees at the date of the Acquisition would be used to create the Hawker Beechcraft Corporation Retention Program (the “retention program”). Any HBAC employee with nonvested Raytheon restricted stock or stock options became a participant in the retention program at the values assigned in the stock purchase agreement. Retention program amounts vest and are payable in the same proportion, and at the same times, as the Raytheon restricted stock or stock options would have vested.

In addition, certain members of HBAC management were given the opportunity to participate in the Hawker Beechcraft, Inc. Employee Equity Investment Plan (the “Investment Plan”). Under the Investment Plan, participants were provided the opportunity to forego amounts due under the retention program and apply the estimated after-tax amount of the foregone retention program amounts to the acquisition of HBI restricted stock, with the restrictions lapsing at dates corresponding to the vesting dates in the retention program. Members of HBAC management used this funding method to acquire 595,213 shares of restricted stock. Restricted stock awards entitle the recipient to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances.

Restricted stock activity for the Successor was as follows:

	Year Ended December 31, 2009		Year Ended December 31, 2008
	Number of Shares	Weighted- Average Grant Date Fair Value	Number of Shares	Weighted- Average Grant Date Fair Value
Nonvested at beginning of period	98,687	$10.00	464,505	$10.00
Granted	127,500	8.00	1,940	12.50
Vested	(67,309)	10.00	(367,758)	10.01
Forfeited	—	—	—	—

Nonvested at end of period	158,878	$8.39	98,687	$10.00

In connection with the Separation Agreement discussed above, the vesting of 125,642 shares of restricted stock was accelerated as of the Separation Date, and, accordingly, the Company accelerated the recognition of $0.3 million of expense remaining for these awards.

The total fair value of restricted stock vested during the years ended December 31, 2009 and December 31, 2008 and the nine months ended December 31, 2007 was $0.6 million, $3.7 million and $1.3 million, respectively. At December 31, 2008, there was $0.3 million of compensation expense related to nonvested restricted stock awards not yet recognized, which was recognized during 2009. At December 31, 2009, there was $0.7 million of compensation expense related to nonvested restricted stock awards not yet recognized, which is expected to be recognized over a weighted average period of 2.5 years.

Predecessor

As a wholly-owned subsidiary of Raytheon, RA’s employees participated in Raytheon’s various incentive award plans, including Raytheon’s 2001 Stock Plan, the 1995 Stock Option Plan, the 1991 Stock Plan and the 1976 Stock Option Plan, collectively (“the Plans”). No new grants will be made to HBAC employees under Raytheon’s plans.

In 2004, Raytheon established the Long-Term Performance Plan (“LTPP”), which provided for restricted stock unit awards granted from Raytheon’s 2001 Stock Plan to the Raytheon’s senior leadership, including leadership at RA. These awards vested when specific pre-established levels of performance are achieved over a three-year performance cycle. The Predecessor recognized compensation expense for variable share plans over the performance period based upon the grant date fair market values of the underlying stock as well as the expected achievement of performance levels.

Stock Options

The 2001 Stock Plan and 1995 Stock Option Plan provided for the grant of both incentive and nonqualified stock options at an exercise price that is not less than 100% of the fair value on the date of grant. The 1991 Stock Plan provided for the grant of incentive stock options at an exercise price which was 100% of the fair value on the date of grant and nonqualified stock options at an exercise price that may have been less than the fair value on the date of grant. The 1976 Stock Option Plan provided for the grant of both incentive and nonqualified stock options at an exercise price which was 100% of the fair value on the date of grant.

Stock options granted under the Plans could generally be exercised in their entirety from 1 to 6 years after the date of grant. Incentive stock options terminated 10 years from the date of grant and become exercisable to a maximum of $100,000 per year. Nonqualified stock options terminated 11 years from the date of grant, 10 years and a day if issued in connection with the 1995 Stock Option Plan or as determined by the Management Development and Compensation Committee (“MDCC”) of the Board of Directors of Raytheon if issued under the 2001 Stock Plan.

Stock option activity for the Predecessor was as follows:

	Three Months Ended March 25, 2007		Year Ended December 31, 2006
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Outstanding at beginning of period	1,293,301	$43.99	1,792,225	$33.04
Granted	—	—	—	—
Exercised	(166,535)	37.85	(310,175)	30.83
Canceled	(6,107)	57.57	(188,749)	51.26

Oustanding at end of period	1,120,659	$44.83	1,293,301	$43.99

Vested and nonvested expected to vest	1,118,263	$44.86	1,289,303	$44.03

Exercisable	1,090,708	$45.21	1,243,332	$44.49

The total intrinsic value of options exercised in the three months ended March 25, 2007 and the year ended December 31, 2006 was $2.5 million and $4.8 million, respectively. The total fair value of shares vested in the three months ended March 25, 2007 and the year ended December 31, 2006 was $0.2 million and $1.2 million, respectively

Stock option activity related to nonvested shares for the Predecessor was as follows:

	Three Months Ended March 25, 2007		Year Ended December 31, 2006
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Nonvested at beginning of period	49,969	$8.91	182,928	$8.87
Granted	—	—	—	—
Vested	(19,967)	9.66	(132,959)	8.85
Forfeited	(50)	10.28	—	—

Nonvested at end of period	29,952	$8.41	49,969	$8.91

Restricted Stock

The 2001 Stock Plan provided for the award of restricted stock, restricted stock units and stock appreciation rights. Awards of restricted stock, restricted stock units and stock appreciation rights were made by the MDCC and were compensatory in nature. These awards vested over a specified period of time as determined by the MDCC, generally 4 years. Restricted stock awards entitled the recipient to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances

Restricted stock activity for the Predecessor was as follows:

	Three Months Ended March 25, 2007		Year Ended December 31, 2006
	Number of Options	Weighted- Average Grant Date Fair Value	Number of Options	Weighted- Average Grant Date Fair Value
Nonvested at beginning of period	241,562	$41.51	217,058	$34.80
Granted	600	53.18	101,395	46.58
Vested	(1,567)	42.36	(66,699)	20.06
Forfeited	—	—	(10,192)	37.86

Nonvested at end of period	240,595	$41.53	241,562	$41.51

17.	Risks and Uncertainties

The highly competitive markets for our products and services are subject to certain business risks. These risks include delays in timely development and certification of new product offerings, the current state of the business and general aviation aircraft markets and government regulations affecting aircraft. Many of the products we sell are considered discretionary purchases, and our sales have historically been tied to corporate and consumer spending levels, which are typically cyclical in nature. Our sales are significantly affected by the level of corporate spending which, in turn, is a function of the general economic environment. In a recessionary economy such as many of the markets in which we operate are experiencing, corporate cash flows decrease, which typically leads to a decrease in demand for our products or postponement of planned purchases. Sales to the U.S. Government and foreign governments may be affected by changes in procurement policies, budget considerations, changing concepts of national defense, political developments abroad and other factors. We are highly dependent on the availability of essential materials and purchased components, some of which are available only from a sole source or limited sources. Moreover, we are dependent upon the ability of our suppliers to provide material and components that meet specifications, quality standards and delivery schedules.

We are also subject to market risks, including foreign exchange risk and interest rate risk, and use derivative instruments to manage our exposure to these risks, as described more fully in Note 11.

Furthermore, we are exposed to certain concentration risks, including reliance on the U.S. Government as a major customer. For the year ended December 31, 2009, the year ended December 31, 2008, the nine months ended December 31, 2007, and the three months ended March 25, 2007, sales to the U.S. Government represented approximately 26%, 12%, 11% and 18%, respectively, of consolidated sales.

We monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. We believe our credit risk is minimal, as we primarily conduct business with large, well-established financial institutions and insurance companies. We do not anticipate nonperformance by any of our derivative counterparties. One of Lehman’s subsidiaries, Lehman Brothers Commercial Bank, had a $35.0 million commitment in our revolving credit facility. We do not expect Lehman Brothers Commercial Bank to fulfill its funding obligations under our revolving credit facility.

As of December 31, 2009, approximately 43% of our employees were represented by collective bargaining agreements, and approximately 3% of our employees were represented by agreements expiring in 2010.

18.	Related Party Transactions

Onex Partners II LP and its affiliated entities own approximately 49% of the issued and outstanding common stock of HBI. Affiliates of Onex Partners II LP currently own a controlling interest in Spirit AeroSystems Holdings, Inc. (“Spirit”), one of our suppliers. Spirit supplies certain components for our Hawker aircraft, and we believe that purchases of components from Spirit are based on standard market terms. We received components from Spirit of approximately $17.5 million and $31.1 million for the years ended December 31, 2009 and December 31, 2008, respectively. Advance payments to Spirit for goods not yet received were $0.2 million and $10.7 million at December 31, 2009 and December 31, 2008, respectively.

GS Capital Partners VI, L.P. and other private equity funds affiliated with Goldman, Sachs & Co. own approximately 49% of the issued and outstanding common stock of HBI. Goldman, Sachs & Co. acted as an initial purchaser in the 2007 offering of the notes that were later exchanged for our outstanding publicly held notes in a registered exchange offer. In connection with the registration rights agreement we entered into at the time of the issuance of the notes, we also agreed to maintain a market making shelf registration for the benefit of Goldman, Sachs & Co. Goldman Sachs Credit Partners L.P., an affiliate of GS Capital Partners VI, L.P. and its related investment funds, acted as the joint lead arranger and a lender under our senior secured credit facilities, including for the Incremental Term Loan facility in November 2009, for which we paid a fee of $1.2 million. In addition, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P. and its affiliates may occasionally engage in commercial banking, investment banking or other financial advisory transactions with us and our affiliates. Currently, Goldman Sachs Credit Partners L.P. is a participating lender in the Company’s credit agreement and Goldman Sachs Capital Markets, L. P. has entered into an interest rate swap with the Company. We believe these agreements were executed at market terms for a similar company with a similar risk profile. In addition, Goldman, Sachs & Co. served as Dealer Manager for the tender offer to purchase a portion of our outstanding Senior Notes and Senior Subordinated Notes and was paid a fee of $1.4 million for this service.

We entered into a management services arrangement with the investment managers of GS Capital Partners VI, L.P., and its related funds, and Onex Partners II LP, effective upon the closing of the Acquisition. Under the arrangement, we pay these parties an annual aggregate fee of $2.0 million, plus reasonable out-of-pocket expenses, as compensation for various advisory services. This fee is shared equally by the two sets of investment managers. We also agreed to indemnify these parties and their affiliates for liabilities arising from their actions under the management services arrangement.

A member of the Board of Directors of HBI is also a member of the Board of Directors of Spirit.

19.	Commitments and Contingencies

In the normal course of business, we lease equipment, office buildings and other facilities under leases that include standard escalation clauses to reflect changes in price indices, as well as renewal options. Our rent expense was $14.7 million and $11.9 million for the years ended December 31, 2009 and December 31, 2008, respectively. The increase in 2009 relates to former fuel and line operations facilities sold during 2008, a portion of which we now lease.

At December 31, 2009, we had commitments under long-term operating leases requiring approximate annual rental payments as follows:

(In millions)
2010	$6.4
2011	4.6
2012	3.7
2013	3.5
2014	3.3
Thereafter	38.2

Total	$59.7

We have assigned certain leasehold interests to third parties but remain liable to the lessor to the extent the assignee defaults on future lease payments amounting to $21.3 million and $23.7 million at December 31, 2009 and December 31, 2008, respectively, extending through 2026.

One of our subsidiaries uses Industrial Revenue Bonds (“IRBs”) issued by Sedgwick County, Kansas to finance the purchase and/or construction of certain real and personal property. Tax benefits associated with the IRBs include a provision for a 10-year ad valorem property tax abatement and retail sales tax exemption on the property financed with the proceeds of the IRBs. Sedgwick County holds legal title to the bond financed assets and leases them to the Company subject to an option to purchase for a nominal consideration, which the Company may exercise at any time. We record the property on our consolidated statement of financial position, along with a capital lease obligation to repay the proceeds of the IRB. Moreover, as holder of the bonds, we have the right to offset the amounts due by our subsidiary with the amounts due to us; accordingly, no net debt associated with the IRBs is reflected in our consolidated statement of financial position. Upon maturity or redemption of the bonds, title to the leased property reverts to our subsidiary. At December 31, 2009 and 2008, we held IRBs with an aggregate principal amount of $331.5 million and $369.3 million, respectively.

We have committed to construct facilities and purchase equipment under contracts with various third parties. Future payments of $3.6 million and $40.9 million were required under these contracts at December 31, 2009 and December 31, 2008, respectively.

At December 31, 2009 and 2008, HBAC had outstanding commitments of $84.5 million and $99.9 million, respectively, related to services to be provided for its information technology function. In the year ended December 31, 2008 HBAC renewed its information technology contract extending seven years. Minimum annual payments required as of December 31, 2008 were as follows:

(In millions)
2010	$17.1
2011	16.8
2012	17.0
2013	15.7
2014	14.3
Thereafter	3.6

Total	$84.5

We retain a portion of the liability for losses and expenses for aircraft product liability. In March 2009, in connection with our insurance renewal, we elected to increase our retained liability from $5 million per occurrence to $10 million per occurrence based on our evaluation of risks involved. The maximum liability of $20 million per fiscal year remains unchanged. Insurance purchased from third parties is expected to cover excess aggregate liability exposure from $20 million to $750 million. This coverage also includes the excess liability over the per occurrence limits. Raytheon retained the liability for claims relating to occurrences after April 1, 2001 through March 25, 2007. We retain liability for claims relating to occurrences prior to April 1, 2001, subject to limited exceptions covering specific liabilities retained by Raytheon. The aircraft product liability reserve was $13.2 million and $11.2 million at December 31, 2009 and December 31, 2008, respectively, and was based on management’s estimate of its expected losses not covered by third party insurers. We currently have no offsetting receivable for insurance recovery associated with this estimate.

We issue guarantees and have banks and surety companies issue, on our behalf, letters of credit and surety bonds to meet various administrative, bid, performance, warranty, retention and advance payment obligations of us or our affiliates. Approximately $146.5 million, $61.5 million and $1.2 million of these guarantees, letters of credit and surety bonds, for which there were stated values, were outstanding at December 31, 2009, respectively, and $151.9 million, $89.8 million and $1.2 million were outstanding at December 31, 2008, respectively. These instruments expire on various dates through 2016.

In connection with certain aircraft sales, we offer trade-in incentives whereby the customer will receive a pre-determined trade-in value if they purchase another aircraft of equal or greater value from us. The differences between the value of these trade-in incentives and the current, lower, estimated fair value of the underlying aircraft was approximately $29.2 million at December 31, 2009. There is a high degree of uncertainty inherent in the assessment of the likelihood of trade-in commitments.

We are subject to oversight by the Federal Aviation Administration (“FAA”). The FAA and other similar international agencies routinely evaluate aircraft operational and safety requirements and are responsible for certification of new and modified aircraft. Future action by the FAA may adversely affect our financial position or results of operations, including recovery of its investment in new aircraft.

As a defense contractor, we are subject to many levels of audit and investigation. Agencies that oversee contract performance include: the Defense Contract Audit Agency, the U.S. Department of Defense Inspector General, the Government Accountability Office, the U.S. Department of Justice and Congressional committees. Future action by these agencies and legislative committees may adversely affect our financial position or results of operations.

In July 2007, the FAA informed us that it had initiated an investigation concerning compliance by one of our suppliers with part specifications involving our T-6A trainers and certain special mission King Air aircraft sold to the U.S. Government. HBAC cooperated with the FAA investigation and conducted its own supplier quality audits. HBAC believes the alleged non-compliance condition does not impact safety of flight. On June 17, 2008, the U.S. Attorney’s Office for the District of Kansas notified us that the FAA had referred a civil penalty matter arising out of its investigation to the U.S. Attorney’s Office for enforcement. According to the U.S. Attorney’s Office, the FAA had recommended fines against HBAC of at least $2.5 million arising out of the alleged supplier non-conformance and HBAC’s alleged quality oversight of the supplier. We do not believe any resulting civil penalty would be material to our financial condition, results of operations or liquidity

On June 28, 2008, the U.S. Attorney’s Office sent notice to us that it was investigating whether HBAC’s alleged conduct violated the civil False Claims Act (“FCA”) arising from the same facts as the FAA proceeding described above. The investigation was focused on the alleged supplier non-conformance with specifications and HBAC’s alleged inadequate quality control over the supplier’s manufacturing process on certain T-6A and King Air aircraft delivered to the government. HBAC cooperated with the government’s investigation. On March 26, 2009, the United States Attorney’s Office for the District of Kansas filed a Notice in the United States District Court for the District of Kansas informing the Court that the United States declined to intervene in a qui tam lawsuit relating to the FCA investigation. The U.S. Attorney’s Notice to the Court further asserted that the government retains the right to intervene in the FCA qui tam action and that no settlement of that action can occur without the government’s consent. The Court directed that the Second Amended Complaint in the qui tam lawsuit be unsealed. On April 13, 2009, the qui tam relators filed a Third Amended Complaint. The qui tam lawsuit, United States ex rel. Minge, et al. v. Turbine Engine Components Technologies Corporation, et al. , No. 07-1212-MLB (D. Kan.), alleges FCA causes of action against HBAC (and its predecessor, Raytheon Aircraft Company). The lawsuit also alleges FCA causes of action, retaliation causes of action, and a tort cause of action against TECT Aerospace Wellington, Inc. (an HBAC supplier) and various affiliates of TECT. The Third Amended Complaint does not quantify the damages alleged against HBAC. Under the FCA, the government can recover treble damages suffered by the government plus civil penalties of up to $11,000 for each false claim. An adverse judgment under the FCA can also subject HBAC to suspension or debarment of future government business. The matter is now pending.

On April 7, 2009, Airbus UK Ltd. (“Airbus”) filed a Request for Arbitration (“RFA”) with the International Chamber of Commerce (“ICC”) in Paris initiating proceedings against HBAC. In the RFA, Airbus alleges that HBAC breached its obligations under the Airframe Purchase and Support Agreement dated August 19, 1998 between Airbus and HBAC. More particularly, Airbus claims that it and HBAC reached agreement in April of 2008 for HBAC to purchase increased volumes of fuselages, wings, track kits and spare parts (collectively the “shipsets”) in the 2008 to 2010 time frame. Airbus further alleges that (i) beginning in late 2008, HBAC unilaterally reduced the number of shipsets that it would purchase in breach of its contractual obligations and (ii) that Airbus made substantial investments to expand its production capacity at the urging of HBAC and in reliance on alleged expanded commitments from HBAC. Airbus claims damages in an amount in excess of 40 million pounds sterling. HBAC filed its response in June, 2009, vigorously contesting Airbus’s claims and denying the material allegations of the RFA and further alleging that Airbus breached the Joint Cost Reduction Agreement between the parties, claiming unspecified damages as well as claiming damages of $500,325 related to defective shipset deliveries. Airbus filed a response on July 17, 2009, denying HBAC’s claims.

The arbitration tribunal has been selected and the Chairman has been confirmed. A scheduling conference was held and the arbitration is set to begin July 27, 2010.

Similar to other companies in our industry, we receive requests for information from government agencies in connection with their regulatory or investigational authority in the ordinary course of business. Such requests can include subpoenas or demand letters for documents to assist the government in audits or investigations. We review such requests and notices and take appropriate action.

20.	Business Segment and Geographic Information

Reportable segments include the following: Business and General Aviation, Trainer Aircraft and Customer Support. Business and General Aviation designs, develops, manufactures, markets and sells commercial and specially modified business and general aviation aircraft and related service contracts. Trainer Aircraft designs, develops, manufactures, markets and sells military training aircraft to the U.S. Government and foreign governments. Customer Support provides parts and service support for in-service aircraft worldwide. While some working capital accounts are maintained on a segment basis, much of our assets are not managed or maintained on a segment basis. Certain property, plant and equipment, including tooling, is used in the design and production of products for each of the segments and, therefore, is not allocated to any individual segment. In addition, cash, other assets, non-current liabilities and deferred taxes are maintained and managed on a consolidated basis and generally do not pertain to any particular segment. Raw materials and certain component parts are used in production across all segments. Work in process inventory is identifiable by segment but is managed and evaluated at the program level. As there is no segmentation of our productive assets, no allocation of these amounts has been made for purposes of segment disclosure.

Segment financial results were as follows:

	Successor			Predecessor
(In millions)	Year Ended December 31, 2009	Year Ended December 31, 2008	Nine Months Ended September 27, 2007	Three Months Ended March 25, 2007
Sales
Business and General Aviation	$2,310.6	$2,820.6	$2,211.9	$490.6
Trainer Aircraft	531.3	338.2	266.0	91.2
Customer Support	438.3	522.8	418.8	116.4
Eliminations	(81.7)	(135.1)	(103.3)	(27.4)

Total	$3,198.5	$3,546.5	$2,793.4	$670.8

Operating (Loss) income
Business and General Aviation	$(801.7)	$29.5	$85.6	$8.9
Trainer Aircraft	45.5	28.2	14.1	12.2
Customer Support	44.1	82.5	46.0	9.6
Eliminations	0.1	0.1	2.6	0.7

Total	$(712.0)	$140.3	$148.3	$31.4

Intersegment sales for the years ended December 31, 2009 and December 31, 2008 were $41.4 million and $93.2 million, respectively, for Business and General Aviation and $40.3 million and $41.9 million, respectively, for Customer Support. The Trainer Aircraft segment does not have intersegment sales.

Sales by geographic region, determined by delivery location, were as follows:

	Successor			Predecessor
(In millions)	Year Ended December 31, 2009	Year Ended December 31, 2008	Nine Months Ended December 31, 2007	Three Months Ended March 25, 2007
United States	$1,720.8	$1,885.4	$1,697.8	$424.2
Europe	597.3	667.9	475.5	109.8
Latin America	316.1	357.8	194.6	30.1
Other	564.3	635.4	425.5	106.7

Total	$3,198.5	$3,546.5	$2,793.4	$670.8

Long-lived assets by geographic region were as follows:

(In millions)	December 31, 2009	December 31, 2008
United States	$1,666.9	$2,352.6
Outside United States	3.9	3.8

Total long-lived assets	$1,670.8	$2,356.4

Long-lived assets are defined as total non-current assets less balances related to deferred tax assets and financial instruments. Long-lived assets outside the United States are those held by our foreign affiliates.

21.	Quarterly Results (unaudited)

The following table provides summarized financial results by quarter:

(In millions)	Q4	Q3	Q2	Q1	Total
2009
Sales	1,086.9	757.7	816.3	537.6	3,198.5
Gross profit	101.6	(117.9)	130.0	48.2	161.9
Operating income (loss)	15.8	(721.1)	39.3	(46.0)	(712.0)
Net income (loss)	7.7	(684.2)	172.1	53.1	(451.3)

	Q4	Q3	Q2	Q1	Total
2008
Sales	1,158.0	783.3	1,028.7	576.5	3,546.5
Gross profit	150.5	109.0	186.3	83.8	529.6
Operating income (loss)	40.1	15.3	86.4	(1.5)	140.3
Net (loss) income	(129.6)	(21.2)	24.9	(31.3)	(157.2)

22.	Guarantor Subsidiary Financial Information

Our obligation to pay principal and interest under certain debt instruments is guaranteed on a joint and several basis by certain guarantor subsidiaries. The guarantees are full and unconditional, and the guarantor subsidiaries are 100% owned by us. Non-guarantor subsidiaries consist primarily of foreign subsidiaries of HBAC, which are organized outside the United States of America.

The following unaudited condensed consolidating financial information presents Condensed Consolidating Statements of Financial Position as of December 31, 2009 and December 31, 2008; Condensed Consolidating Statements of Operations for the years ended December 31, 2009, December 31, 2008, the nine months ended December 31, 2007, and the three months ended March 27, 2007; Condensed Consolidating Statements of Cash Flows for the for the years ended December 31, 2009, December 31, 2008, the nine months ended December 31, 2007, and the three months ended March 27, 2007.

Elimination entries necessary to consolidate guarantor and non-guarantor subsidiaries have been included in the eliminations columns. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Hawker Beechcraft Acquisition Company, LLC

Condensed Consolidating Statement of Financial Position

As of December 31, 2009

(In millions)

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Assets
Current assets
Cash and cash equivalents	$562.0	$0.2	$6.6	$—	$568.8
Accounts and notes receivable, net	—	120.4	6.0	—	126.4
Intercompany receivables	—	18.1	1.7	(19.8)	—
Unbilled revenue	—	26.5	12.3	—	38.8
Inventories, net	—	1,291.9	7.0	—	1,298.9
Current deferred income tax asset	25.0	—	0.1	—	25.1
Prepaid expenses and other current assets	(35.0)	53.0	1.0	—	19.0

Total current assets	552.0	1,510.1	34.7	(19.8)	2,077.0

Property, plant and equipment, net	18.3	528.4	3.1	—	549.8
Investment in subsidiaries	2,003.2	—	—	(2,003.2)	—
Goodwill	—	259.5	—	—	259.5
Intangible assets, net	—	808.9	0.7	—	809.6
Non-current deferred income tax asset	—	—	—	—	—
Other assets, net	42.3	9.6	—	—	51.9

Total assets	$2,615.8	$3,116.5	$38.5	$(2,023.0)	$3,747.8

Liabilities and Equity
Current liabilities
Notes payable and current portion of long-term debt	$310.2	$—	$—	$—	$310.2
Current portion of industrial revenue bonds payable (receivable)	(69.7)	69.7	—	—	—
Advance payments and billings in excess of costs incurred	—	327.9	0.5	—	328.4
Accounts payable	0.2	219.4	8.6	(13.0)	215.2
Accrued salaries and wages	—	47.2	0.4	—	47.6
Current deferred income tax liability	—	—	—	—	—
Accrued interest payable	14.6	0.4	—	—	15.0
Other accrued expenses	4.0	221.2	5.8	—	231.0

Total current liabilities	259.3	885.8	15.3	(13.0)	1,147.4

Long-term debt	2,054.0	—	—	—	2,054.0
Industrial revenue bonds payable (receivable)	(261.8)	261.8	—	—	—
Intercompany loan	396.2	(402.1)	12.7	(6.8)	—
Accrued pension benefits	—	296.3	—	—	296.3
Other long-term liabilities	20.9	71.4	—	—	92.3
Non-current deferred income tax liability	25.0	10.5	0.1	—	35.6

Total liabilities	2,493.6	1,123.7	28.1	(19.8)	3,625.6

Total equity	122.2	1,992.8	10.4	(2,003.2)	122.2

Total liabilities and equity	$2,615.8	$3,116.5	$38.5	$(2,023.0)	$3,747.8

Hawker Beechcraft Acquisition Company, LLC

Condensed Consolidating Statement of Financial Position

As of December 31, 2008

(In millions)

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Assets
Current assets
Cash and cash equivalents	$370.9	$0.3	$6.4	$—	$377.6
Accounts and notes receivable, net	0.3	98.8	3.9	—	103.0
Intercompany receivables	—	14.6	2.1	(16.7)	—
Unbilled revenue	—	26.4	9.5	—	35.9
Inventories, net	—	1,773.3	9.0	—	1,782.3
Current deferred income tax asset	—	—	—	—	—
Prepaid expenses and other current assets	42.9	(12.0)	1.6	—	32.5

Total current assets	414.1	1,901.4	32.5	(16.7)	2,331.3

Property, plant and equipment, net	18.4	620.4	3.0	—	641.8
Investment in subsidiaries	2,499.6	—	—	(2,499.6)	—
Goodwill	—	599.6	—	—	599.6
Intangible assets, net	—	1,048.8	0.7	—	1,049.5
Non-current deferred income tax asset	—	—	—	—	—
Other assets, net	55.1	10.3	—	—	65.4

Total assets	$2,987.2	$4,180.5	$36.2	$(2,516.3)	$4,687.6

Liabilities and Equity
Current liabilities
Notes payable and current portion of long-term debt	$126.6	$—	$—	$—	$126.6
Current portion of industrial revenue bonds (receivable) payable	(76.8)	76.8	—	—	—
Advance payments and billings in excess of costs incurred	—	505.8	1.6	—	507.4
Accounts payable	67.0	346.0	3.3	(12.0)	404.3
Accrued salaries and wages	—	55.0	1.6	—	56.6
Current deferred income tax liability	—	19.4	—	—	19.4
Accrued interest payable	25.3	0.6	—	—	25.9
Other accrued expenses	(13.8)	271.0	15.4	—	272.6

Total current liabilities	128.3	1,274.6	21.9	(12.0)	1,412.8

Long-term debt	2,364.2	—	—	—	2,364.2
Industrial revenue bonds (receivable) payable	(292.5)	292.5	—	—	—
Intercompany loan	325.6	(330.3)	9.4	(4.7)	—
Accrued pension benefits		310.8			310.8
Other long-term liabilities	26.3	113.8	—	—	140.1
Non-current deferred income tax liability	—	24.4	—	—	24.4

Total liabilities	2,551.9	1,685.8	31.3	(16.7)	4,252.3

Total equity	435.3	2,494.7	4.9	(2,499.6)	435.3

Total liabilities and equity	$2,987.2	$4,180.5	$36.2	$(2,516.3)	$4,687.6

Hawker Beechcraft Acquisition Company, LLC

Condensed Consolidating Statement of Operations

Year Ended December 31, 2009

(In millions)

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Sales	$—	$3,379.2	$85.2	$(265.9)	$3,198.5
Cost of sales	—	3,227.7	74.8	(265.9)	3,036.6

Gross profit	—	151.5	10.4	—	161.9

Restructuring, net	—	34.1	—	—	34.1
Definite-lived intangible asset impairment	—	74.5	—	—	74.5
Goodwill and indefinite-lived intangible asset impairment	—	448.3	—	—	448.3
Selling, general and administrative expenses	1.1	204.5	4.1	—	209.7
Research and development expenses	—	107.3	—	—	107.3

Operating (loss) income	(1.1)	(717.2)	6.3	—	(712.0)

Intercompany interest expense (income), net	8.6	(9.4)	0.8	—	—
Interest expense (income), net	148.4	4.5	(0.1)	0.6	153.4
Gain on debt repurchase, net	(352.1)	—	—	—	(352.1)
Other (income) loss, net	(9.4)	9.9	(1.8)	—	(1.3)

Non-operating (income) expense, net	(204.5)	5.0	(1.1)	0.6	(200.0)

Income (loss) before taxes	203.4	(722.2)	7.4	(0.6)	(512.0)

Provision for (benefit from) income taxes	56.1	(119.1)	2.3	—	(60.7)

(Loss) earnings Before Equity Income	147.3	(603.1)	5.1	(0.6)	(451.3)

Equity (income) loss in subsidiaries	598.0	—	—	(598.0)	—

Net (loss) income	$(450.7)	$(603.1)	$5.1	$597.4	$(451.3)

Net income atributable to non-controlling interest	$—	$—	$0.3	$—	$0.3

Net (loss) income attributable to parent company	$(450.7)	$(603.1)	$4.8	$597.4	$(451.6)

Hawker Beechcraft Acquisition Company, LLC

Condensed Consolidating Statement of Operations

Year Ended December 31, 2008

(In millions)

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Sales	$—	$3,683.7	$83.3	$(220.5)	$3,546.5
Cost of sales	—	3,167.9	69.5	(220.5)	3,016.9

Gross profit	—	515.8	13.8	—	529.6

Selling, general and administrative expenses	1.1	274.0	4.0	—	279.1
Research and development expenses	—	110.2	—	—	110.2

Operating (loss) income	(1.1)	131.6	9.8	—	140.3

Intercompany interest expense (income), net	15.6	(16.5)	0.9	—	—
Interest expense (income), net	184.7	13.0	(0.3)	—	197.4
Other income, net	—	(1.0)	(1.4)	—	(2.4)

Non-operating expense (income), net	200.3	(4.5)	(0.8)	—	195.0

(Loss) income before taxes	(201.4)	136.1	10.6	—	(54.7)

(Benefit from) provision for income taxes	(37.7)	136.0	4.2	—	102.5

(Loss) earnings before Equity Income	(163.7)	0.1	6.4	—	(157.2)

Equity (income) in subsidiaries	(6.5)	—	—	6.5	—

Net (loss) income	$(157.2)	$0.1	$6.4	$(6.5)	$(157.2)

Net income atributable to non-controlling interest	$—	$—	$1.4	$—	$1.4

Net (loss) income attributable to parent company	$(157.2)	$0.1	$5.0	$(6.5)	$(158.6)

Hawker Beechcraft Acquisition Company, LLC

Condensed Consolidating Statement of Operations

Nine Months Ended December 31, 2007

(In millions)

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Sales	$—	$2,759.1	$53.3	$(19.0)	$2,793.4
Cost of sales	(0.1)	2,344.4	44.3	(19.0)	2,369.6

Gross profit	0.1	414.7	9.0	—	423.8

Selling, general and administrative expenses	0.1	200.1	5.2	—	205.4
Research and development expenses	—	70.1	—	—	70.1

Operating income	—	144.5	3.8	—	148.3

Intercompany interest expense (income), net	14.9	(14.9)	—	—	—
Interest expense (income), net	133.6	18.9	(0.2)	—	152.3
Other expense, net	—	0.2	0.8	—	1.0

Non-operating expense, net	148.5	4.2	0.6	—	153.3

(Loss) income before taxes	(148.5)	140.3	3.2	—	(5.0)
(Benefit from) provision for income taxes	(45.9)	38.7	1.4	—	(5.8)

(Loss) earnings before Equity income	(102.6)	101.6	1.8	—	0.8
Equity (income) in subsidiaries	(103.4)	—	—	103.4	—

Net income (loss)	$0.8	$101.6	$1.8	$(103.4)	$0.8

Net income atributable to non-controlling interest	$—	$—	$0.7	$—	$0.7

Net income (loss) attributable to parent company	$0.8	$101.6	$1.1	$(103.4)	$0.1

Hawker Beechcraft Acquisition Company, LLC

Condensed Consolidating Statement of Operations

Three Months Ended March 27, 2007

(In millions)

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Sales	$—	$657.0	$13.8	$—	$670.8
Cost of sales	—	544.0	14.6	—	558.6

Gross profit	—	113.0	(0.8)	—	112.2

Selling, general and administrative expenses	0.4	58.2	0.9	—	59.5
Research and development expenses	—	21.3	—	—	21.3

Operating (loss) income	(0.4)	33.5	(1.7)	—	31.4

Intercompany interest (income) expense, net	(6.4)	22.2	—	—	15.8
Interest (income) expense , net	(7.5)	6.6	—	—	(0.9)
Other (income) expense, net	—	(0.2)	0.1	—	(0.1)

Non-operating (income) expense, net	(13.9)	28.6	0.1	—	14.8

Income (loss) before taxes	13.5	4.9	(1.8)	—	16.6
Provision for income taxes	4.5	1.9	—	—	6.4

Earnings (loss) before Equity income	9.0	3.0	(1.8)	—	10.2
Equity income in subsidiaries	1.2	—	—	(1.2)	—

Net income (loss)	$10.2	$3.0	$(1.8)	$(1.2)	$10.2

Net income atributable to non-controlling interest	$—	$—	$0.2	$—	$0.2

Net income (loss) attributable to parent company	$10.2	$3.0	$(2.0)	$(1.2)	$10.0

Hawker Beechcraft Acquisition Company, LLC

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2009

(In millions)

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	$3.4	$176.3	$(2.6)	$—	$177.1

Cash flows from investing activities:
Expenditures for property, plant and equipment	—	(50.5)	(0.5)	—	(51.0)
Additions to computer software	—	(3.5)	—	—	(3.5)
Proceeds from sale of property, plant and equipment	—	1.2	—	—	1.2

Net cash provided by (used in) investing activities	—	(52.8)	(0.5)	—	(53.3)

Cash flows from financing activities:
Payment of notes payable	(202.2)	—	—	—	(202.2)
Payment of term loan	(13.5)	—	—	—	(13.5)
Issuance of long-term debt	188.0	—	—	—	188.0
Debt issuance costs	(7.6)	—	—	—	(7.6)
Utilization of revolving credit facility	235.0	—	—	—	235.0
Proceeds from IRB funding	—	4.4	—	—	4.4
Debt repurchase	(136.7)	—	—	—	(136.7)
Industrial revenue bond receipts (payments)	76.9	(76.9)	—	—	—
Net borrowings from (repayments to) Parent	47.8	(51.1)	3.3	—	—

Net cash provided by (used in) financing activities	187.7	(123.6)	3.3	—	67.4

Effect of exchange rates on cash and cash equivalents	—	—	—	—	—

Net decrease in cash and cash equivalents	191.1	(0.1)	0.2	—	191.2
Cash and cash equivalents at beginning of period	370.9	0.3	6.4	—	377.6

Cash and cash equivalents at end of period	$562.0	$0.2	$6.6	$—	$568.8

Hawker Beechcraft Acquisition Company, LLC

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2008

(In millions)

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	$87.7	$(147.0)	$(9.7)	$—	$(69.0)

Cash flows from investing activities:
Expenditures for property, plant and equipment	(1.4)	(67.4)	(1.4)	—	(70.2)
Additions to computer software	—	(4.0)	(0.7)	—	(4.7)
Proceeds from sale of fuel and line operations, net	123.6	—	—	—	123.6
Proceeds from sale of property, plant and equipment	—	1.4	—	—	1.4

Net cash provided by (used in) investing activities	122.2	(70.0)	(2.1)	—	50.1

Cash flows from financing activities:
Payment of notes payable	(157.3)	—	—	—	(157.3)
Payment of term loan	(13.0)	—	—	—	(13.0)
Industrial revenue bond receipts (payments)	87.0	(87.0)	—	—	—
Net borrowings from (repayments to) Parent	(311.1)	303.6	7.5	—	—

Net cash provided by (used in) financing activities	(394.4)	216.6	7.5	—	(170.3)

Effect of exchange rates on cash and cash equivalents	(2.7)	—	—	—	(2.7)

Net decrease in cash and cash equivalents	(187.2)	(0.4)	(4.3)	—	(191.9)
Cash and cash equivalents at beginning of period	558.1	0.7	10.7	—	569.5

Cash and cash equivalents at end of period	$370.9	$0.3	$6.4	$—	$377.6

Hawker Beechcraft Acquisition Company, LLC

Condensed Consolidating Statement of Cash Flows

Nine Months Ended December 31, 2007

(In millions)

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	$(48.5)	$614.3	$13.4	$—	$579.2

Cash flows from investing activities:
Expenditures for property, plant, and equipment	(15.9)	(44.0)	(1.4)	—	(61.3)
Acquisition of business, net of cash acquired	(3,216.5)	—	—	—	(3,216.5)
Proceeds from sale of business	2.5	—	—	—	2.5
Proceeds from sale of property, plant and equipment	—	0.1	—	—	0.1
Additions to computer software	—	(5.1)	—	—	(5.1)

Net cash used in investing activities	(3,229.9)	(49.0)	(1.4)	—	(3,280.3)

Cash flows from financing activities:
Equity contributions	976.7	—	—	—	976.7
Issuance of long-term debt	2,400.0	—	—	—	2,400.0
Debt issuance costs	(72.0)	—	—	—	(72.0)
Payment of notes payable	(24.4)	—	—	—	(24.4)
Payment of term loan	(9.7)	—	—	—	(9.7)
Industrial revenue bond receipts (payments)	88.8	(88.8)	—	—	—
Net borrowings from (repayments to) Parent	477.1	(475.8)	(1.3)	—	—

Net cash provided by (used in) financing activities	3,836.5	(564.6)	(1.3)	—	3,270.6

Effect of exchange rates on cash and cash equivalents	—	—	—	—	—

Net increase in cash and cash equivalents	558.1	0.7	10.7	—	569.5
Cash and cash equivalents at beginning of period	—	—	—	—	—

Cash and cash equivalents at end of period	$558.1	$0.7	$10.7	$—	$569.5

Hawker Beechcraft Acquisition Company, LLC

Condensed Consolidating Statement of Cash Flows

Three Months Ended March 27, 2007

(In Millions)

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations		Consolidated Total
Net cash provided by (used in) operating activities	$(133.2)	$28.8	$(2.9)		$—	$(107.3)

Cash flows from investing activities:
Expenditures for property, plant and equipment	—	(26.2)	—		—	(26.2)
Additions to computer software	—	(1.1)	—		—	(1.1)

Net cash used in investing activities	—	(27.3)	—		—	(27.3)

Cash flows from financing activities:
Net transfers from Raytheon	117.4	—	—		—	117.4

Net cash provided by financing activities	117.4	—	—		—	117.4

Effect of exchange rates on cash and cash equivalents	—	—	—		—	—

Net increase (decrease) in cash and cash equivalents	(15.8)	1.5	(2.9)		—	(17.2)
Cash and cash equivalents at beginning of period	18.5	1.6	5.8		—	25.9

Cash and cash equivalents at end of period	$2.7	$3.1	$2.9	$	— $	$8.7

EXHIBIT INDEX

[NOTE: The file number for the Registration Statement on Form S-4 is 338-147828.]

Exhibit Number	Description
31.1*	Certifications of the Principal Executive Officer and Principal Financial Officer of Hawker Beechcraft Acquisition Company, LLC.

31.2*	Certifications of the Principal Executive Officer and Principal Financial Officer of Hawker Beechcraft Notes Company.

32.1*	Certification of the Principal Executive Officer and Principal Financial Officer of Hawker Beechcraft Acquisition Company, LLC.

32.2*	Certification of the Principal Executive Officer and Principal Financial Officer of Hawker Beechcraft Notes Company.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the date indicated.

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

By:	Hawker Beechcraft, Inc., its Sole Member

By:	/s/ W. W. Boisture, Jr.
W. W. Boisture, Jr., President and Chief Executive Officer

Date: February 25, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/ Gina E. Vascsinec	Vice President and Controller	February 25, 2011
Gina E. Vascsinec	(Principal Accounting Officer)

/s/ W. W. Boisture, Jr.	President	February 25, 2011
W. W. Boisture, Jr.	(Principal Executive Officer)
(Principal Financial Officer)

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the date indicated.

HAWKER BEECHCRAFT NOTES COMPANY

By:	/s/ W. W. Boisture, Jr.
W. W. Boisture, Jr., Chief Executive Officer

Date: February 25, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/ Gina E. Vascsinec	Vice President and Controller	February 25, 2011
Gina E. Vascsinec	(Principal Accounting Officer)

/s/ W. W. Boisture, Jr.	Chief Executive Officer	February 25, 2011
W. W. Boisture, Jr.	(Principal Executive Officer)
(Principal Financial Officer)

/s/ Alexander L. W. Snyder	Director	February 25, 2011
Alexander L. W. Snyder

/s/ Halet A. Murphy	Director	February 25, 2011
Halet A. Murphy

Exhibit 31.1

CERTIFICATIONS

I, W. W. Boisture, Jr., principal executive officer and principal financial officer of Hawker Beechcraft Acquisition Company, LLC, certify that:

1.	I have reviewed this Annual Report on Form 10-K/A of Hawker Beechcraft Acquisition Company, LLC;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 25, 2011

/s/ W. W. Boisture, Jr.
W. W. Boisture, Jr.
President
(Principal Executive Officer)
(Principal Financial Officer)

Exhibit 31.2

CERTIFICATIONS

I, W. W. Boisture, Jr., principal executive officer and principal financial officer of Hawker Beechcraft Notes Company, certify that:

1.	I have reviewed this Annual Report on Form 10-K/A of Hawker Beechcraft Notes Company;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 25, 2011

/s/ W. W. Boisture, Jr.
W. W. Boisture, Jr.
Chief Executive Officer
(Principal Executive Officer)
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION

I, W. W. Boisture, Jr., principal executive officer and principal financial officer of Hawker Beechcraft Acquisition Company, LLC (the “Company”), hereby certify that:

(1)	The Company’s Annual Report on Form 10-K/A for the year ended December 31, 2009 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ W. W. Boisture, Jr.
W. W. Boisture, Jr., President
(Principal Executive Officer)
(Principal Financial Officer)

February 25, 2011

Exhibit 32.2

CERTIFICATION

I, W. W. Boisture, Jr., principal executive officer and principal financial officer of Hawker Beechcraft Notes Company (the “Company”), hereby certify that:

(1)	The Company’s Annual Report on Form 10-K/A for the year ended December 31, 2009 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ W. W. Boisture, Jr.
W. W. Boisture, Jr., Chief Executive Officer
(Principal Executive Officer)
(Principal Financial Officer)

February 25, 2011